As filed with the Securities and Exchange Commission on March 17, 2011	File No. 333-159958; 333-165831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-3
ON FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNITED COMMUNITY BANKS, INC.
(Exact name of issuer as specified in its charter)

Georgia		58-1807304
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512
(706) 781-2265
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Jimmy C. Tallent 125 Highway 515 East Blairsville, Georgia 30512 (706) 781-2265 (Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:
James W. Stevens Kilpatrick Townsend & Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309-4530 (404) 815-6500

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☒

Non-accelerated Filer ☐	Smaller Reporting Company ☐

(Do not check if smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

The registrant previously filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-159958), as amended by Pre-Effective Amendment No. 1, and a Registration Statement on Form S-3 (File No. 333-165831) filed to register an additional amount of securities pursuant to Rule 462(b) of the Securities Act of 1933, as amended (collectively, the “Registration Statement”).  The Registration Statement includes the prospectus which forms a part of such Registration Statement (the “Prospectus”), which has been supplemented from time to time by one or more supplements to the Prospectus (each, a “Prospectus Supplement”).  The Prospectus Supplement dated April 5, 2010 relates to the issuance from time to time of the registrant’s Series C Convertible Preferred Stock and a warrant to purchase shares of its Common Stock Equivalent Junior Preferred Stock.

Due to the suspension of regular quarterly cash dividends on the registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, issued to the United States Department of the Treasury, under applicable SEC rules the registrant no longer qualifies for the use of a registration statement on Form S-3.  This Post-Effective Amendment No. 1 on Form S-1 is being filed to convert the Registration Statement on Form S-3 for the securities described in the Prospectus Supplement into a registration statement on Form S-1.  No additional filing fees are required for purposes of this Post-Effective Amendment No. 1 as all filing fees in connection with the registration of these securities hereunder were previously paid at the time of all filings related to the Registration Statement.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 17, 2011

PROSPECTUS

65,000 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK

WARRANT TO PURCHASE $65 MILLION
OF COMMON STOCK EQUIVALENT JUNIOR PREFERRED STOCK

This prospectus relates to the offer and sale of up to 65,000 shares of our Series C Convertible Preferred Stock, $1.00 par value per share (the “Preferred Stock”) and a warrant (the “Warrant”) to purchase shares of our Common Stock Equivalent Junior Preferred Stock, $1.00 par value per share (the “Junior Preferred Stock”), in an aggregate amount of up to $65 million.  The Preferred Stock is convertible into our Common Stock, $1.00 par value per share (the “Common Stock”), and our Junior Preferred Stock.  The Preferred Stock and the Warrant will originally be issued by us pursuant to the Securities Purchase Agreement, dated as of April 1, 2010, between us and Fletcher International, Ltd. (“Fletcher”), a copy of which was filed as Exhibit 1.2 to the Form 8-K filed by us on April 1, 2010, as amended by the Amendment to Securities Purchase Agreement, dated as of June 11, 2010, a copy of which was filed as Exhibit 1.1 to the Form 8-K filed by us on June 14, 2010.  In this prospectus, we refer to the shares of Preferred Stock and the Warrant as the “Securities”.

We will issue the Preferred Stock at a purchase price of $1,000 per share, for an aggregate offering price of $65 million.  The Warrant is being granted for no additional consideration.

Neither the Preferred Stock, the Warrant nor our Junior Preferred Stock is listed on an exchange, and we do not intend to list any such securities on any exchange.  Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “UCBI”.  On March 16, 2011, the last reported sale price of our Common Stock on the Nasdaq Global Select Market was $1.53 per share.  You are urged to obtain current market quotations of the Common Stock.

Investing in our Securities involves a high degree of risk.  See the section entitled “Risk Factors” beginning on page 3 and the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.  An investment in Securities of United Community Banks, Inc. is not insured by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus is ____________ __, 2011.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information that is different from such information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are offering to sell Securities only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date on its cover page regardless of the time of delivery of this prospectus or any sale of the Securities.  In case there are differences or inconsistencies between this prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

We are issuing the Securities only in jurisdictions where such issuances are permitted.  The distribution of this prospectus and the issuance of the Securities in certain jurisdictions may be restricted by law.  Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the Securities and the distribution of this prospectus outside the Untied States.  This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the Securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision.  To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 3.  You also should read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference”.

As used in this prospectus, unless the context requires otherwise, the terms “we”, “us”, “our”, “United” or “the Company” refer to United Community Banks, Inc. and its subsidiaries on a consolidated basis.

i

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, about United and its subsidiaries.  These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “projects”, “plans”, “goal”, “targets”, “potential”, “estimates”, “pro forma”, “seeks”, “intends”, or “anticipates” or the negative thereof or comparable terminology.  Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about the future performance, operations, products and services of United and its subsidiaries.  We caution our shareholders and other readers not to place undue reliance on such statements.

Our businesses and operations are and will be subject to a variety of risks, uncertainties and other factors.  Consequently, actual results and experience may materially differ from those contained in any forward-looking statements.  Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2010:

●	the condition of the banking system and financial markets;

●	our ability to become profitable;

●	the results of our most recent internal stress test may not accurately predict the impact on our financial condition if the economy was to continue to deteriorate;

●	our ability to raise capital consistent with our capital plan;

●	our ability to maintain liquidity or access other sources of funding;

●	changes in the cost and availability of funding;

●	the success of the local economies in which we operate;

●	our concentrations of residential and commercial construction and development loans and commercial real estate loans are subject to unique risks that could adversely affect our earnings;

●	changes in prevailing interest rates may negatively affect our net income and the value of our assets;

●	the accounting and reporting policies of United;

●	if our allowance for loan losses is not sufficient to cover actual loan losses;

●	we may be subject to losses due to fraudulent and negligent conduct of our loan customers, third party service providers or employees;

●	our ability to fully realize our deferred tax asset balances;

●	competition from financial institutions and other financial service providers;

●	the United States Department of the Treasury (“Treasury”) may change the terms of our Series B Preferred Stock;

●	risks with respect to future expansion and acquisitions;

●	conditions in the stock market, the public debt market and other capital markets deteriorate;

●	the impact of the Dodd-Frank Act and related regulations and other changes in financial services laws and regulations;

ii

●	the failure of other financial institutions;

●
a special assessment that may be imposed by the Federal Deposit Insurance Corporation (“FDIC”) on all FDIC-insured institutions in the future, similar to the assessment in 2009 that decreased our earnings; and

●
unanticipated regulatory or judicial proceedings, board resolutions, informal memorandums of understanding or formal enforcement actions imposed by regulators that occur, or any such proceedings or enforcement actions that is more severe than we anticipate.

All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus.  Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

iii

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before making your investment decisions. This prospectus provides you with a general description of United, the Securities issuable under this prospectus and the offering.

Business

We are the third largest bank holding company headquartered in Georgia, with total consolidated assets of $7.4 billion, total loans of $4.6 billion, total deposits of $6.5 billion and shareholders’ equity of $636 million as of December 31, 2010.  We conduct substantially all of our operations through our wholly-owned Georgia bank subsidiary, United Community Bank, which operates with decentralized management that is currently organized as 27 separate “community banks” at 106 locations in north Georgia, the Atlanta metropolitan statistical area (or MSA), the Gainesville, Georgia MSA, coastal Georgia, western North Carolina and eastern Tennessee.  While we enjoy the efficiencies of a single bank charter, each of our “community banks” is led by a local president and management team who collectively have significant experience in and ties to their respective communities.  Our community banks offer a full range of retail and corporate banking services, including checking, savings and time deposit accounts, secured and unsecured lending, wire transfers, brokerage services and other financial services.

For a complete description of our business, financial condition, results of operations and other important information, we refer you to our filings with the SEC that are incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2010.  For instructions on how to find copies of this document, see “Where You Can Find More Information”.

We were incorporated in 1987 as a Georgia corporation. Our principal executive offices are located at 125 Highway 515 East, Blairsville, Georgia 30512, and our telephone number is (706) 781-2265.  Our website is http://www.ucbi.com.  Information on our website is not incorporated into this prospectus by reference and is not a part hereof.

About the Offering

On April 1, 2010, United Community Banks, Inc.’s wholly-owned subsidiary, United Community Bank, or the Bank, entered into an asset purchase and sale agreement (the “Asset Purchase Agreement”) with Fletcher International Inc. and certain affiliates thereof.  Pursuant to the Asset Purchase Agreement, an asset sale transaction was completed on April 30, 2010 with the Bank transferring nonperforming commercial and residential loans and foreclosed properties having a carrying value of $103 million in exchange for cash of $20.6 million and mortgage loans for $82.4 million (the “Asset Sale”).

Also on April 1, 2010, United Community Banks, Inc. and Fletcher entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which Fletcher agreed to purchase from us, and we agreed to issue and sell to Fletcher, 65,000 shares of the Preferred Stock, at a purchase price of $1,000 per share, for an aggregate purchase price of $65 million (which is sometimes referred to as the “commitment amount”).  Fletcher is required to purchase the Preferred Stock by May 26, 2012, subject to limited extensions upon certain events specified in the Securities Purchase Agreement.  The Preferred Stock will bear interest at an annual rate equal to the lesser of 8% or LIBOR + 4%.  If all conditions precedent to Fletcher’s obligations to purchase the Preferred Stock have been satisfied and Fletcher has not purchased all of the Preferred Stock by May 26, 2011, it must pay us 5% of the commitment amount not purchased by such date, and it must also pay us an additional 5% of the commitment amount not purchased by May 26, 2012.

The Securities Purchase Agreement provides that we shall not effect any conversion or redemption of the Preferred Stock, and Fletcher shall not have the right to convert or redeem any portion of the Preferred Stock, into Common Stock to the extent such conversion or redemption would result in aggregate issuances to Fletcher of in excess of 9.75% (which may be reduced by Fletcher) of the number of shares of Common Stock that would be outstanding after giving effect to such conversion or redemption.  In the event that the Company cannot effect a conversion or redemption of the Preferred Stock into Common Stock due to the limit described in the immediately preceding sentence, the conversion or redemption shall be effected into shares of Junior Preferred Stock (on a one one-hundredth of a shares of Junior Preferred Stock for each share of Common Stock that otherwise would have been issuable); provided, however, that in no event shall the Company effect any conversion or redemption of the Preferred Stock or exercise of the Warrant to the extent such conversion, redemption or exercise would result in aggregate issuances to Fletcher of in excess of thirty-three and thirty-three one hundredths percent (33.33%) of our total equity, which means the value as reflected on the balance sheet of all shares of our common, preferred and other equity capital outstanding as of the date of determination.

The Preferred Stock is redeemable by Fletcher at any time into Common Stock, or Junior Preferred Stock, at $5.25 per share of Common Stock or one-hundredth of a share of Junior Preferred Stock.  After May 26, 2015, on any date on which the average closing stock price for our Common Stock for the twenty-five business days ending on and including the third business day before such date exceeds $6.02, subject to adjustment (the “Conversion Price”), by one hundred percent (100%), we will have the option to convert all of the then outstanding Preferred Stock into Common Stock or Junior Preferred Stock at $6.02 per share of Common Stock or one-hundredth of a share of Junior Preferred Stock, subject to certain adjustments.  Each share of Junior Preferred Stock is convertible into one hundred shares of our Common Stock.

Concurrently with the payment of the $10 million deposit under the Asset Purchase Agreement by Fletcher, we granted the Warrant to Fletcher to purchase Junior Preferred Stock.  The warrant amount was initially equal to $15 million and was increased to $30 million upon the completion of the Asset Sale.  An additional $35 million warrant will be issued on a dollar for dollar basis by the aggregate dollar amount of the Convertible Preferred Stock purchased under the Securities Purchase Agreement in excess of $30 million.  The $30 million warrant price is equivalent to $4.25 per share of Common Stock.  The $35 million warrant price is equivalent to $6.02 per share of Common Stock.  The Warrant may only be exercised by net share settlement (cashless exercise) and is exercisable for nine years from May 26, 2010, subject to limited extension upon certain events specified in the warrant agreement.

This prospectus relates to the potential issuance of the Preferred Stock and the Warrant from time to time as described above.  Neither the Preferred Stock, the Warrant nor our Junior Preferred Stock is listed on an exchange, and we do not intend to list any such securities on any exchange.  As of March 17, 2011, no shares of Preferred Stock were issued and outstanding.

RISK FACTORS

An investment in our Securities involves a significant degree of risk.  You should carefully consider the risks described below before you invest in our Securities.  These risks and uncertainties are not the only risks we face.  It is possible that risks and uncertainties not listed below may arise or become material in the future and affect our business.  You should read this section together with the other information presented in this prospectus.

Risks Associated with Our Business and Related to Regulatory Events

For the risks associated with our business and industry, as well as the risks related to legislative and regulatory events, see the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 16, 2010, which is incorporated in this prospectus by reference.

Risks Related to the Ownership of the Securities

It is unlikely that an active trading market for the Preferred Stock or Warrant will develop.

The Preferred Stock and Warrant will not be liquid investments because no public trading market currently exists for such Securities and it is unlikely that a market will develop.  Potential purchasers of the Preferred Stock or Warrant should consider carefully the limited liquidity of such investment before purchasing any shares of Preferred Stock or the Warrant.  We are not obligated, and do not intend, to apply for the listing of the Preferred Stock or Warrant on any securities exchange.  Even if a trading market for the Preferred Stock or Warrant were to develop, it may not continue, and a purchaser of such Securities may not be able to sell such Securities at or above the price at which they were purchased.

We rely on dividends we receive from our subsidiary and are subject to restrictions on our ability to declare or pay dividends and repurchase shares of common stock.

As a bank holding company, our ability to pay dividends depends primarily on the receipt of dividends from our wholly-owned bank subsidiary.  Dividend payments from the bank are subject to legal and regulatory limitations, generally based on retained earnings, imposed by bank regulatory agencies.  The ability of the bank to pay dividends is also subject to financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements.  As of December 31, 2010, pursuant to these restrictions, the bank did not have the ability to pay dividends to us without prior regulatory approval.

Future dividend payments are restricted by the terms of Treasury’s equity investment in us and a Board resolution.

Beginning during the third quarter of 2008, we began to pay stock dividends in lieu of cash dividends to preserve capital and strengthen our tangible common equity levels.  Under the terms of Treasury’s Capital Purchase Program (“CPP”), until the earlier of December 5, 2011 or the date on which the Series B Preferred Stock we sold to Treasury under the CPP has been redeemed in whole or Treasury has transferred all of the Series B Preferred Stock to third parties, we are prohibited from increasing dividends on our Common Stock from the last quarterly cash dividend per share ($.09) declared on the Common Stock prior to December 5, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including the Preferred Stock, Junior Preferred Stock or our Common Stock without Treasury’s consent.  Furthermore, as long as the Series B Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Preferred Stock, Junior Preferred Stock or our Common Stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.  In addition, pursuant to a Board resolution adopted by us, we have agreed with the Federal Reserve Bank of Atlanta to not incur additional indebtedness, pay cash dividends or repurchase outstanding capital stock, including the Preferred Stock, Junior Preferred Stock and our Common Stock, without regulatory approval.

An investment in the Securities is not an insured deposit.

The Securities are not bank deposits and, therefore, are not insured against loss by the FDIC or any other public or private entity.  Investment in the Securities is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the capital stock in any company.  As a result, if you acquire the Securities, you may lose some or all of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges and our ratio of earnings to fixed charges excluding interest on deposits for the periods indicated:

	Years Ended December 31,
	2010	2009	2008	2007	2006

Including interest on deposits	(2.84)x	(.90)x	.55x	1.32x	1.51x

Excluding interest on deposits	(11.82)x	(8.53)x	(2.19)x	2.85x	3.66x

(1)
Fixed charges consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest with rental expense.

(2)	The amount of pre-tax earnings required to achieve one-to-one coverage for the year ended December 31, 2010 was $35 million, excluding interest on deposits.

USE OF PROCEEDS

The gross proceeds from the sale of our Preferred Stock will be $65 million, assuming all offered shares are purchased.  We will not obtain proceeds from the exercise of the Warrant because it is solely exercisable via cashless exercise.

We intend to use the net proceeds from this offering to provide capital to support our subsidiary bank and for general corporate purposes which may include, without limitation, making investments at the holding company level, supporting asset and deposit growth, and engaging in acquisitions or other business combinations.  We do not have any specific plans for acquisitions or other business combinations at this time.  Our management will retain broad discretion in the allocation of the net proceeds from this offering.

PLAN OF DISTRIBUTION

We are issuing Preferred Stock and the Warrant described in this prospectus supplement directly to Fletcher or its assignee pursuant to the Securities Purchase Agreement.  Neither we nor Fletcher have entered into any agreement with a bank or trust company to serve as warrant agent.  Rather, we are acting solely on our behalf with respect to the issuance of the Warrant.  The offering price of the Preferred Stock and the conversion value of the Warrant were determined through our negotiations with Fletcher.

DESCRIPTION OF PREFERRED STOCK

The following is a brief description of the terms of the Preferred Stock.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended; the Certificate of Designation of the Junior Preferred Stock, a form of which was filed as Exhibit 4.1 to our Form 8-K filed on April 1, 2010; the Certificate of Rights and Preferences of the Preferred Stock, a form of which was filed as Exhibit 4.2 to our Form 8-K filed on April 1, 2010; and the Securities Purchase Agreement, a copy of which was filed as Exhibit 1.2 to our Form 8-K filed on April 1, 2010, as amended by the Amendment to Securities Purchase Agreement, dated as of June 11, 2010, a copy of which was filed as Exhibit 1.1 to our Form 8-K filed on June 14, 2010.

General

Under our Restated Articles of Incorporation, as amended, we have the authority to issue up to 10,000,000 shares of preferred stock, $1.00 par value per share, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as our Board of Directors may determine, subject to limitations set forth in our Restated Articles of Incorporation, as amended.  The preferred stock may be issued for any lawful corporate purpose without further action by our shareholders.  The issuance of any preferred stock having conversion rights might have the effect of diluting the interests of our other shareholders.  In addition, shares of preferred stock could be issued with rights, privileges and preferences which would deter a tender or exchange offer or discourage the acquisition of control of United.

Of such authorized number of shares of preferred stock, (i) 1,000,000 shares of Common Stock Equivalent Junior Preferred Stock are authorized, with no shares issued and outstanding; (ii) 287,411 shares of Series A Non-Cumulative Preferred Stock are authorized, with 21,700 shares issued and outstanding; (iii) 180,000 shares of Fixed Rate Cumulative Preferred Stock, Series B are authorized, with 180,000 shares issued and outstanding; (iv) 65,000 shares of Series C Convertible Preferred Stock are authorized, with no shares issued and outstanding; (v) 25,000 shares of Cumulative Perpetual Preferred Stock, Series D, are authorized with 16,613 shares issued and outstanding; and (vi) 1,000,000 shares of Junior Participating Preferred Stock, Series E, are authorized with no shares issued and outstanding.

Preferred Stock

Conversion into Common Stock at the Election of United. On or after May 26, 2015, we may convert all, but not less than all, of the Preferred Stock, on any date on which the average closing stock price for our Common Stock for the twenty-five business days ending on and including the third business day before such date exceeds the Conversion Price by one hundred percent (100%).  We will have the option, at that time, to convert all of the then outstanding Preferred Stock into Common Stock or Junior Preferred Stock at $6.02 per share of Common Stock or one-hundredth of a share of Junior Preferred Stock, subject to certain adjustments.  The closing of such redemption will take place no sooner than the twentieth business day following the delivery of notice by United of its intent to redeem the Preferred Stock.

Redemption into Common Stock at the Election of the Holder. A holder may require us to redeem any or all of the Preferred Stock held by the holder for Common Stock or Junior Preferred Stock at $5.25 per share of Common Stock or one-hundredth of a share of Junior Preferred Stock, subject to certain adjustments, on one or more occasions by delivering to United the appropriate optional redemption notice.

Dividends Payable on Shares of Preferred Stock. Holders of shares of Preferred Stock are entitled to receive if and when declared by our Board of Directors or a duly authorized committee of the Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of $1,000 per share of Preferred Stock multiplied by the lesser of (a) eight percent (8%) per annum and (b) the sum of the three-month LIBOR determined as of the first day of the Dividend Period (as defined below) (or if the first day of the Dividend Period is not a business day, then the first business day after the first day of the Dividend Period) plus four percent (4%) per annum.

Dividends are payable quarterly in arrears on each April 15, July 15, October 15 and January 15, each a “Dividend Payment Date”, starting with April 15, 2010.  Each quarterly period between consecutive Dividend Payment Dates is a “Dividend Period”.  If any Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date, and no additional dividends will accrue as a result of the applicable postponement of the Dividend Payment Date.  Dividends payable during any Dividend Period are computed on the basis of a 365-day year.  Dividends payable with respect to the Preferred Stock are payable to holders of record of the Preferred Stock on such record date as the Board of Directors determines, which shall not exceed 30 calendar days preceding the applicable Dividend Payment Date.

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Preferred Stock will rank:

●	senior to our Junior Preferred Stock, our Junior Participating Preferred Stock, Series E, our Common Stock and all other equity securities designated as ranking junior to the Preferred Stock; and

●
equally with our Series A Non-Cumulative Preferred Stock, our Series B Fixed Rate Cumulative Perpetual Preferred Stock, our Cumulative Perpetual Preferred Stock, Series D, our Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F, our Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series G, and all other equity securities designated as ranking on a parity with the Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of United.

No dividend shall be paid or declared on our Junior Preferred Stock, Common Stock or other junior stock or parity stock and we and our subsidiaries may not purchase, redeem or otherwise acquire for value or set aside any cash or property for the repurchase or redemption of any shares of our Junior Preferred Stock, Common Stock or other junior stock or parity stock unless in each such case we have paid in full all dividends declared on the Preferred Stock and dividends on the Preferred Stock for the subsequent four dividend periods have been designated and set aside in cash.

Transferability. The Preferred Stock is not subject to any contractual transfer restrictions.

Cash Redemption. The Preferred Stock may not be redeemed by United for cash.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Preferred Stock will be entitled to receive a liquidation preference in an amount in cash per share, referred to as the total liquidation amount, equal to the greater of (i) the Stated Value per share to and including the date full payment is tendered with respect to such liquidation and (ii) the amount the holders would have received if they had converted all of the outstanding shares of the Preferred Stock into Common Stock and/or Junior Preferred Stock or redeemed all of the outstanding shares of the Preferred Stock into Common Stock and/or Junior Preferred Stock (whichever is greater), as of the business day immediately preceding the date of such liquidation.  The “Stated Value” is defined as $1,000 per share plus (1) any unpaid dividends for any prior dividend period, whether or not declared and whether or not earnings are available in respect of such dividends, and (2) the amount of any unpaid dividends or distributions declared on the Common Stock and Junior Preferred Stock in an amount equal to the product of (A) the pre-share dividend other than our ordinary cash dividends paid on Common Stock and Junior Preferred Stock multiplied by (B) the number of shares of Common Stock and/or the number of one-hundredths of a share of Junior Preferred Stock issuable upon redemption or conversion (whichever number of shares is greater) of a share of Preferred Stock on the date such dividend is declared.  Holders of the Preferred Stock will be entitled to receive the liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Stock, our Junior Preferred Stock, our Junior Participating Preferred Stock, Series E, or any other shares ranking as to that distribution, junior to the Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective liquidation amount due to those holders upon a liquidation.  If the liquidation amount per share of Preferred Stock has been paid in full to all holders of Preferred Stock and other shares of parity stock, the holders of our Common Stock, our Junior Preferred Stock, our Junior Participating Preferred Stock, Series E or any other shares ranking, as to such distribution, junior to the Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our assets, nor the consolidation, merger or share exchange by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights. Except as indicated below or otherwise required by law, the holders of the Preferred Stock will not have any voting rights.  So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Restated Articles of Incorporation, as amended, the vote or consent of the holders of at least a majority of the shares of the Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at an annual or special meeting called for the purpose, shall be necessary to significantly and adversely affect any of the rights or preferences of the holders of the Preferred Stock, including to:

●
reduce the dividend rate on the Preferred Stock or defer the date from which dividends will accrue, or cancel accrued and unpaid dividends, or change the relative seniority rights of the holders of Preferred Stock as to the payment of dividends in relation to the holders of any other of our capital stock;

●
reduce the amount payable to holders of the Preferred Stock upon a voluntary or involuntary liquidation, dissolution, or winding up by us, or changing the relative seniority of the liquidation preferences of the holders of the Preferred Stock to the rights upon liquidation of the holders of any other of our capital stock;

●	make the Preferred Stock redeemable at our option;

●
authorize, create, or issue any shares of securities senior to the Preferred Stock (or amending provisions of any existing class of our capital stock to make such class of capital stock senior to the Preferred Stock); or

●	decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock.

Other Rights.  The holders of the Preferred Stock may make a contingent exercise and have certain other rights to ensure they maintain equivalent rights in connection with a change in control, as provided in the Certificate of Rights and Preferences of the Preferred Stock.

Junior Preferred Stock

Conversion.  No shares of Junior Preferred Stock can be converted into Common Stock unless held by a holder other than Fletcher that acquires the Junior Preferred Stock in a Permitted Transfer (as defined below) (a “Convertible Holder”).  Any Convertible Holder may convert the Junior Preferred Stock into the number of shares of Junior Preferred Stock times the “Applicable Conversion Rate”, which is 100 shares of Common Stock for each share of Junior Preferred Stock, subject to adjustment in the event we (i) issue to holders of Common Stock as a class, shares of Common Stock or other securities as a dividend or distribution on the Common Stock or (ii) effect a share split or share combination of the Common Stock.

Dividends.  Holders of shares of Junior Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board, out of assets legally available for payment, cash dividends per each one-hundredth of a share equal to the Applicable Conversion Rate for the Junior Preferred Stock times the amount of any dividend paid on the Common Stock.  To the extent that a dividend is declared on the Junior Preferred Stock and Common Stock and there are insufficient funds to pay such dividends, they will be allocated pro rata among holders of the Junior Preferred Stock and Common Stock.

Transferability.  The Junior Preferred Stock may only be transferred (i) to an affiliate of Fletcher or United, (ii) in a widespread public distribution, (iii) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of United, or (iv) to a transferee that would control more than 50% of the voting securities of United without any transfer from Fletcher (a “Permitted Transfer”).

Redemption.  The Junior Preferred Stock may not be redeemed by United without the unanimous consent of all holders of the Junior Preferred Stock.

Liquidation Rights.  In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Junior Preferred Stock will be entitled to receive, subject to the prior rights of any holders of senior securities, an amount per each one-hundredth of a share equal to the amount that paid on the number of shares of Common Stock that each such one-hundredth of share converts into at the Applicable Conversion Rate.  To the extent that a liquidation event occurs and there are insufficient funds to pay such amounts, they will be allocated pro rata among holders of the Junior Preferred Stock and Common Stock.  Holders of the Junior Preferred Stock will be entitled to receive the liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities.

For purposes of the liquidation rights, neither the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our assets, nor the consolidation, merger or share exchange by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights.  So long as any shares of Junior Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law, the vote or consent of the holders of a majority of the shares of the Junior Preferred Stock at the time outstanding, voting separately as a single class, shall be necessary for effecting or validating any amendment or alteration of our Restated Articles of Incorporation, as amended, that would significantly and adversely affect the rights and preferences of the Junior Preferred Stock.  Except for the forgoing or as otherwise required by law, the holders of the Junior Preferred Stock will not have any voting rights.

DESCRIPTION OF WARRANT

The following is a brief description of the terms of the Warrant.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the Warrant, a form of which was filed as Exhibit 1.3 to our Form 8-K filed on April 1, 2010, as amended by Amendment to Warrants to Purchase Shares of Common Stock of United Community Banks, Inc., dated as of June 11, 2010, a copy of which was filed as Exhibit 1.2 to our Form 8-K filed on June 14, 2010; and the Securities Purchase Agreement, a copy of which was filed as Exhibit 1.2 to our Form 8-K filed on April 1, 2010, as amended by the Amendment to Securities Purchase Agreement, dated as of June 11, 2010, a copy of which was filed as Exhibit 1.1 to our Form 8-K filed on June 14, 2010.

Shares of Junior Preferred Stock Subject to the Warrant

Concurrently with the payment of the $10 million deposit under the Asset Purchase Agreement by Fletcher, we granted the Warrant to Fletcher to purchase Junior Preferred Stock.  The warrant amount was initially equal to $15 million and was increased to $30 million upon the completion of the Asset Sale.  An additional $35 million warrant will be issued on a dollar for dollar basis by the aggregate dollar amount of the Convertible Preferred Stock purchased under the Securities Purchase Agreement in excess of $30 million.  The $30 million warrant price is equivalent to $4.25 per share of Common Stock.  The $35 million warrant price is equivalent to $6.02 per share of Common Stock.

Exercise of the Warrant

The Warrant may only be exercised via cashless exercise.  Any cashless exercise will be effected by delivering a net number of shares of Junior Preferred Stock calculated pursuant to the Warrant. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “Adjustments to the Warrant”.

Exercise of the Warrant is subject to the satisfaction or waiver of conditions set forth in the Securities Purchase Agreement.  Upon exercise of the Warrant, certificates for the shares of Junior Preferred Stock issuable upon exercise will be issued to the holder of the Warrant.  We will at all times reserve the aggregate number of shares of our Junior Preferred Stock for which the Warrant may be exercised.  The exercise price applicable to the Warrant is subject to further adjustments described below under the heading “Adjustments to the Warrant”.

The Warrant is exercisable for nine years from April 1, 2010, subject to limited extension upon certain events specified in the warrant agreement.

Rights as a Shareholder

The holder of the Warrant will have none of the rights or privileges that the holders of our Junior Preferred Stock enjoy, including any voting rights, until (and then only to the extent) the Warrant has been exercised.  The holder of the Warrant will have the right to receive notice of a change in control of United and have certain other rights to ensure they maintain equivalent rights in connection with a change in control, all as provided in the Warrant.

Transferability

The Warrant and all rights under the Warrant are generally transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Stock Dividends, Reclassifications, etc.  The number of shares for which the  Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we subdivide, by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise, our Common Stock or Junior Preferred Stock.

Other Distributions.  If we declare any dividends or distributions other than our ordinary cash dividends on the Common Stock or the Junior Preferred Stock, upon a closing date under the Warrant, a dividend payment shall be made to the holder of the Warrant to reflect such dividend or distribution, as provided in the Warrant.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of shares of the Preferred Stock and the Warrant by an initial beneficial owner thereof.  We have based this summary upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and are subject to change, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below.  We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary assumes that a beneficial owner will hold shares of the Preferred Stock or the Warrant as capital assets within the meaning of section 1221 of the Code.  This summary does not address the tax consequences arising under the laws of any state or local jurisdiction or Non-U.S. jurisdiction or any other U.S. federal tax consequences, such as estate and gift tax consequences. In addition, this summary does not address all tax considerations that might be applicable to your particular circumstances (such as the alternative minimum tax provisions of the Code), or to certain types of holders subject to special tax rules, including, without limitation, partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting for federal income tax purposes, persons that hold shares of the Preferred Stock or the Warrant as part of a “straddle”, a “hedge”, a “conversion transaction” or other arrangement involving more than one position, U.S. holders (as defined below) that have a functional currency other than the U.S. dollar and certain former citizens or permanent residents of the United States.

If a partnership holds shares of the Preferred Stock or the Warrant, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding shares of the Preferred Stock or the Warrant, you should consult your tax advisor.

If you are considering the purchase of shares of the Preferred Stock or the Warrant, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular facts and circumstances and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

As used in this discussion, a “U.S. Holder” is a beneficial owner of shares of the Preferred Stock or the Warrant that is:

●	an individual who is a citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of shares of the Preferred Stock or the Warrant that is neither a U.S. Holder nor a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

Consequences to U.S. Holders

Distributions on Preferred Stock.  Distributions made to U.S. Holders out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be included in the income of a U.S. Holder as dividend income and will be subject to tax as ordinary income.  Dividends received by an individual U.S. Holder in taxable years beginning before January 1, 2013 that constitute “qualified dividend income” are generally subject to tax at a maximum rate of 15% applicable to net long-term capital gains, provided that certain holding period and other requirements are met.  Dividends received by a corporate U.S. Holder, except as described in the next subsection, generally will be eligible for the 70% dividends-received deduction.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the U.S. Holder’s adjusted tax basis in the shares, but rather will reduce the adjusted tax basis of such shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the U.S. Holder’s adjusted tax basis in the shares, such distributions will be included in income as capital gain. In addition, a corporate U.S. Holder will not be entitled to the dividends-received deduction on this portion of a distribution.

We will notify holders of our shares after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, qualified dividend income and non-dividend distributions, if any.

Limitations on Dividends-Received Deduction.  A corporate U.S. Holder may not be entitled to take the 70% dividends-received deduction in all circumstances.  Prospective corporate investors in our Preferred Stock should consider the effect of:

●
Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate U.S. Holder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock, which may include our Preferred Stock;

●
Section 246(c) of the Code, which, among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period (generally, for common stock, at least 46 days during the 90 day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend); and

●
Section 1059 of the Code, which, under certain circumstances, reduces the basis of stock for purposes of calculating gain or loss in a subsequent disposition by the portion of any “extraordinary dividend” (as defined below) that is eligible for the dividends-received deduction.

Extraordinary Dividends.  A corporate U.S. Holder will be required to reduce its tax basis (but not below zero) in our Preferred Stock by the non-taxed portion of any “extraordinary dividend” if the stock was not held for more than two years before the earliest of the date such dividend is declared, announced, or agreed.  Generally, the non-taxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction.  An extraordinary dividend generally would be a dividend that:

●
in the case of Preferred Stock, equals or exceeds 5% of the corporate U.S. Holder’s adjusted tax basis in the Preferred Stock, treating all dividends having ex-dividend dates within an 85 day period as one dividend; or

●	exceeds 20% of the corporate U.S. Holder’s adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365 day period as one dividend.

In determining whether a dividend paid on stock is an extraordinary dividend, a corporate U.S. Holder may elect to substitute the fair market value of the stock for its tax basis for purposes of applying these tests if the fair market value as of the day before the ex-dividend date is established to the satisfaction of the Secretary of the Treasury.  An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the corporation, regardless of the stockholder’s holding period and regardless of the size of the dividend.  Any part of the non-taxed portion of an extraordinary dividend that is not applied to reduce the corporate U.S. Holder’s tax basis as a result of the limitation on reducing its basis below zero would be treated as capital gain and would be recognized in the taxable year in which the extraordinary dividend is received.

Corporate U.S. Holders should consult with their own tax advisors with respect to the possible application of the extraordinary dividend provisions of the Code to the ownership or disposition of Preferred Stock or the Warrant in their particular circumstances.

Sale, Exchange, or other Taxable Disposition.  Upon the sale, exchange, or other taxable disposition of our Preferred Stock, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares.  The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received upon the sale, exchange, or other taxable disposition of the shares.  A U.S. Holder’s tax basis in a share generally will be equal to the cost of the share to such U.S. Holder, which may be adjusted for certain subsequent events (for example, if the U.S. Holder receives a non-dividend distribution, as described above).  Gain or loss realized on the sale, exchange, or other taxable disposition of our Preferred Stock or the Warrant generally will be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year.  Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%.  The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Conversion or Redemption into Junior Preferred Stock.  The conversion or redemption of the Preferred Stock into Junior Preferred Stock is not generally a taxable transaction.  U.S. Holders should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the conversion or redemption of the Warrant into Junior Preferred Stock in light of their investment or tax circumstances.

Taxation of the Warrant.  A warrant is an option granted by an issuer of stock to acquire stock at a set price within a specified period.  Warrants are generally taxed in the same manner as options. If the exercise price of the warrant is set at an amount equal to or greater than the stock’s current trading value, then the receipt of such warrant is not currently taxable to the recipient.  When the rights under the warrant are exercised and stock is acquired, the holding period for such shares begins on a date that the rights are exercised and the new shares are acquired.  The basis in the shares received upon exercise includes the price paid, if any, for the warrant.  If the Warrant is sold or disposed of at a gain before exercise, then such gain will constitute capital gain.

U.S. Holders should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the ownership and disposition of the Warrant in light of their investment or tax circumstances.

Information Reporting and Backup Withholding.  Generally, we must report to the IRS the amount of the payments of dividends on or the proceeds of the sale or other disposition of shares of our Preferred Stock, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld, but they do not apply with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations. A similar report is sent to the recipient.

In general, backup withholding (currently at the rate of 28%, but scheduled to increase to 31% for payments made after December 31, 2012) will apply to payments received by a U.S. Holder with respect to shares of our Preferred Stock unless the U.S. Holder is (i) a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide us with its correct taxpayer identification number might be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Medicare Tax on Investment Income.  On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010.  This legislation requires certain individuals, estates and trusts to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and gain on sale in respect of securities like shares of our Preferred Stock or the Warrants, subject to certain exceptions, for taxable years beginning after December 31, 2012.  Prospective purchasers of shares of our Preferred Stock or the Warrants should consult their own tax advisors regarding the effect, if any, of the legislation on their ownership and disposition of shares of our Preferred Stock or the Warrants.

Consequences to Non-U.S. Holders

Distributions on Preferred Stock and the Warrant.  Distributions made to Non-U.S. Holders out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and that is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will be subject to U.S. federal income and withholding tax at a rate of 30% (or lower rate under an applicable treaty, if any).  Payments subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that a dividend paid on our shares is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States, as discussed below.

To claim benefits under an income tax treaty, a Non-U.S. Holder must certify to us or our agent, under penalties of perjury, that it is a non-United States person and provide its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), obtain and provide a taxpayer identification number, and certify as to its eligibility under the appropriate treaty’s limitations on benefits article.  In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals.  A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, or other Taxable Disposition.  A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain realized on the sale, exchange, or other taxable disposition of our Preferred Stock or the Warrant provided that: (a) the gain is not effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, (b) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the shares, (c) the Non-U.S. Holder is not subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates, and (d) we are not nor have we been a “United States real property holding corporation” for U.S. federal income tax purposes.  An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of our Preferred Stock or the Warrant and if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gains realized on the sale, exchange, or other disposition of such shares.

We would not be treated as a “United States real property holding corporation” if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.  Even if we are treated as a “United States real property holding corporation,” a Non-U.S. Holder’s sale of our Preferred Stock or the Warrant nonetheless generally will not be subject to U.S. federal income or withholding tax, provided that (a) our stock owned is of a class that is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) the selling Non-U.S. Holder held, actually or constructively, 5% or less of our outstanding stock of that class at all times during the five-year period ending on the date of disposition.

To the extent we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and a Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the class of stock and the non-U.S. Holder was not eligible for any treaty exemption, any gain on the sale of our Preferred Stock or the Warrant would be treated as effectively connected with a trade or business within the United States, the treatment of which is described below, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

We believe that we are not currently, and do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Income Effectively Connected with a Trade or Business within the United States.  If a Non-U.S. Holder of our Preferred Stock or the Warrant is engaged in the conduct of a trade or business within the United States and if dividends on the shares, or gain realized on the sale, exchange, or other disposition of the shares, are effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. Holder.  Non-U.S. Holders should read the material under the heading “—Consequences to U.S. Holders” above for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of our Preferred Stock or the Warrant.  In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Conversion or Redemption into Junior Preferred Stock.  The conversion or redemption of the Preferred Stock into Junior Preferred Stock is not generally a taxable transaction.  Non-U.S. Holders should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the conversion or redemption of the Warrant into Junior Preferred Stock in light of their investment or tax circumstances.

Taxation of the Warrant.  A warrant is an option granted by an issuer of stock to acquire stock at a set price within a specified period.  Warrants are generally taxed in the same manner as options. If the exercise price of the warrant is set at an amount equal to or greater than the stock’s current trading value, then the receipt of such warrant is not currently taxable to the recipient.  When the rights under the warrant are exercised and stock is acquired, the holding period for such shares begins on a date that the rights are exercised and the new shares are acquired.  The basis in the shares received upon exercise includes the price paid, if any, for the warrant.  If the Warrant is sold or disposed of at a gain before exercise, then such gain will constitute capital gain.

Non-U.S. Holders should consult with their own tax advisors regarding the U.S. federal income tax consequences and the tax consequences of any other taxing jurisdiction relating to the ownership and disposition of the Warrant in light of their investment or tax circumstances.

Information Reporting and Backup Withholding.  We will, when required, report to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld, if any, with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns might also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement. Backup withholding and information reporting will not apply to payments of dividends on shares of our Preferred Stock by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury. Sales or exchanges of shares of our Preferred Stock by a Non-U.S. Holder might be subject to information reporting, and might be subject to backup withholding at the applicable rate, currently 28% (but scheduled to increase to 31% for payments made after December 31, 2012), unless the seller certifies its Non-U.S. status (and certain other conditions are met) or otherwise establishes an exemption.

Backup withholding is not an additional tax. A Non-U.S. Holder might obtain a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

Foreign Financial Institutions.  On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act (the “Act”). The Act imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined in the Act) and certain other non-United States entities (including financial intermediaries) after December 31, 2012. The Act imposes a 30% withholding tax on “withholdable payments” to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. For these purposes, a “withholdable payment” includes any United States source payments of interest (including original issue discount), dividends, rents, compensation and other fixed or determinable annual or periodical gains, profits and income. If the payee is a foreign financial institution, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective purchasers of shares of our Preferred Stock or the Warrants should consult their tax advisors regarding this legislation and the potential implications of this legislation on their particular circumstances.

BOARD OF DIRECTORS

Jimmy C. Tallent
Director since 1988
Age 58
President and Chief Executive Officer
Executive Committee

Mr. Tallent has served as President and Chief Executive Officer of United Community Banks, Inc. from the time it was formed in 1988.  He served as United Community Bank’s President and Chief Executive Officer since 1984 and currently serves as its Chairman.  Under Mr. Tallent’s leadership, United Community Bank has grown from a small, one-branch banking operation in the rural community of Blairsville, Georgia to the third largest bank holding company headquartered in Georgia with $7.4 billion in assets and 106 banking offices covering three states in the Southeast.  Mr. Tallent is a member of the Georgia Power Board and serves as a Trustee of Young Harris College in Young Harris, Georgia.  He is a former member of the State Board for the Georgia Department of Technical and Adult Education, the Global Health Action Board of Directors and the Georgia Chamber of Commerce Board of Directors.  Mr. Tallent has also served as the Georgia State YMCA Finance Chairman.

Mr. Tallent’s many professional accomplishments include the Georgia Economic Developers Association’s Spirit of Georgia Award that was presented to Mr. Tallent in 1999.  This award is presented annually to a Georgia business executive who has demonstrated superior ability, originality, potential impact, and courage in business development.  For five consecutive years Georgia Trend magazine has recognized Mr. Tallent as one of the “100 Most Influential Georgians.”  In 2007, Mr. Tallent was honored with the Ernst & Young Entrepreneur of the Year Award for Financial Services in the Alabama / Georgia / Tennessee region.  Mr. Tallent attended Young Harris College and Piedmont College and is a graduate of the Georgia Banking School in Athens, Georgia.

For the following reasons, the Board of Directors of United Community Banks, Inc. has concluded that Mr. Tallent should serve as a director of the company.  As president and chief executive officer, Mr. Tallent is the only officer to serve on our Board, consistent with our past practice.  With more than 27 years of experience, Mr. Tallent has a deep knowledge and understanding of United, its “community banks” and its lines of business. Mr. Tallent has demonstrated leadership abilities and has the integrity, values and good judgment that make him well-suited to serve on the Board of Directors.

Robert L. Head, Jr.
Director since 1988
Age 71
Chairman of the Board
Executive Committee Chairman
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Head has served on the Board of Directors of United Community Banks, Inc. since its establishment in 1988 and was elected Chairman in 1989.  Mr. Head has served on the Board of United Community Bank since 1973.  In addition to his service with United, Mr. Head serves on the Board of Trustees and Executive Committee of Young Harris College.  He served on the Georgia State Board of Industry, Trade and Tourism from 1994 to 2000.

Mr. Head has been president of Head-Westgate Corporation, a commercial construction and retail center management company, since 1987.  Prior to that, he was president of Robert L. Head Building Supply from 1970 to 1986.  Mr. Head began his professional career in 1961 as a production accountant for the Coca-Cola Company, followed by military service in the U.S. Army Reserves and Georgia Air National Guard.  He holds an associates degree from Young Harris College, as well as a graduate degree from Georgia State University.

United values business leadership and the experience our directors gain through such leadership.  Mr. Head is recognized both locally and statewide for his knowledge of management, industry and construction – all valuable assets to the Board of Directors because a significant portion of United’s business is in the areas of construction and small business banking.  Mr. Head’s extensive experience and leadership in these areas provide a unique perspective to the Board.  The Board also believes the Mr. Head’s values and commitment to excellence make him well-suited to serve as Chairman of the Board.

W. C. Nelson, Jr.
Director since 1988
Age 67
Vice Chairman of the Board
Executive Committee
Audit Committee Chairman
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Nelson has served on the United Community Banks, Inc. Board of Directors since its formation in 1988, and was elected Vice Chairman in 1992.  He has served on the Board of United Community Bank since 1974.  Mr. Nelson is the co-owner and operator of Nelson Tractor Co. in Blairsville, Georgia, a dealer of farm and light industrial equipment established by the Nelson family in 1949.  In this capacity he has served on the Ford Tractor National Dealer Council, as well as the Kubota National Dealer Advisory Board representing southeast U.S. dealers.  Mr. Nelson attended Young Harris College and The Georgia Institute of Technology.  He has been a member of the Union County (Georgia) Development Board for more than 30 years and has served as chairman for 15 years.  Mr. Nelson is a current member of the Tennessee Valley Authority (TVA) Regional Resource Stewardship Council representing the state of Georgia, and is currently on the Young Harris Board of Associates and the Blairsville Downtown Development Authority.

In addition to owning and operating a thriving local business, Mr. Nelson’s managerial and leadership expertise is recognized by professional and governmental entities nationwide.  In addition to his keen leadership, Mr. Nelson brings to the Board of Directors a broad community perspective due to his lengthy involvement in, and leadership of, varied local and regional municipal organizations – a valued perspective because of United’s strong commitment to the communities it serves.  The Board believes that Mr. Nelson’s dedication to community development, as well as his decades of business leadership and board experience makes him well-suited for the Board of Directors.

Robert H. Blalock
Director since 2000
Age 63
Audit Committee
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Blalock has been Chief Executive Officer of Blalock Insurance Agency, Inc. in Clayton, Georgia, since 1974.  He served as an organizing director of First Clayton Bank and Trust when the bank was formed in 1988.  He was a director and served on the compensation and audit committees for First Clayton Bank and Trust, which was acquired by United in 1997, and was past chairman of the Board.  Mr. Blalock remains on the community bank Board of United Community Bank – Clayton (the former First Clayton Bank and Trust), and joined the United Community Banks, Inc. Board in 2000.  Mr. Blalock is a graduate of University of Georgia and served as an Infantry Officer in the U.S. Army. He served a tour of duty in Vietnam with the 101 Airborne Division.  He was a member of the Rotary Club of Clayton Board of Directors from 1974 to 1991 and served as the club’s vice president.

Extensive knowledge and business experience, as well as involvement in our banking communities provide critical insight to our Board of Directors.  Mr. Blalock’s experience and leadership of a small business in the Clayton community provides a much-needed perspective into a business community that is representative of several others in United’s service area.  As a past director of First Clayton Bank and Trust – which has been part of United since 1997 – Mr. Blalock brings not only a rich history of banking leadership, but a perspective of the bank acquisition process.  The Board believes that Mr. Blalock’s 37 years of business experience and 21 years of bank board experience make him well-suited to serve on the Board of Directors.

Cathy Cox
Director since 2008
Age 52
Audit Committee
Nominating/Corporate Governance Committee
Compensation Committee Chairman

Ms. Cox has served on the United Community Banks, Inc. Board of Directors and the Board of United Community Bank since 2008.  Ms. Cox has been President of Young Harris College, a private, liberal arts college in North Georgia, since 2007.  In her short time at the college, she has moved the college from two-year to four-year status, nearly doubling the size of the institution.  She also has started design and construction on an $80 million expansion project.  Prior to joining the college, Ms. Cox served as the Georgia Secretary of State.  Twice elected, in this role she served as the Commissioner of Securities, overseeing the regulation of the securities industry within the state.  She also participated in one of the largest ever national settlements against national investment banks for state and federal law violations.

Ms. Cox was twice elected to the Georgia House of Representatives where she served on the House Judiciary Committee; Game, Fish and Parks Committee; State Institutions and Properties Committee, Georgia Code Revision Commission and various House study committees.  Prior to her public service, Ms. Cox worked as an attorney, first as an associate with Hansell & Post in Atlanta, Georgia, and then as a partner with Lambert, Floyd & Conger in Bainbridge, Georgia.  She started her professional career as a newspaper reporter.  Ms. Cox holds an A.S. degree from Abraham Baldwin Agricultural College, an A.B.J. degree from University of Georgia, and a J.D. from Mercer University School of Law.  She was Editor-in-Chief of the Mercer Law Review.

Ms. Cox provides a very unique combination of legal, governmental and educational experience to the Board of Directors.  In her legal career, Ms. Cox served as legal counsel for community banks in Georgia.  This, combined with her extensive government service, brings a depth of legal and governmental expertise to the Board.  Her leadership of a college undergoing tremendous growth demonstrates Ms. Cox’s vision and strong management skills, and offers the perspective of a key educational institution to the Board.  For these reasons, the Board believes Ms. Cox is well-suited to serve on the Board of Directors.

Hoyt O. Holloway
Director since 1993
Age 71
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Holloway has been owner of H & H Farms, a poultry operation, since 1989.  He also is co-owner and manager of Holloway Properties LLC, a real estate development and commercial property rental company.  Prior to this he owned and operated Holloway Service Center, a tire and auto service business, for 10 years.  During his career Mr. Holloway also has co-owned and managed an automobile dealership, oil distributorship and service station.  Mr. Holloway currently serves as chairman of the community bank Board of United Community Bank – Fannin County (Georgia) and has served on the Fannin County Hospital Authority Board and the Fannin County Health Department Advisory Board.  He was one of seven organizers of Peoples Bank of Fannin County in 1986 where he served as a member of the bank’s Board since 1986 and audit committee for three years and has served on the Board of Directors of United Community Banks, Inc. since United acquired Peoples Bank of Fannin County in 1993.

Mr. Holloway brings to the Board of Directors decades of business management experience and entrepreneurship.  As small business and real estate development experience are important aspects of United’s business, Mr. Holloway’s accomplishments and leadership in these areas provide invaluable perspective for the Board.  The Board believes that this experience, his history with organizing Peoples Bank of Fannin County, as well as his integrity and commitment to community development make him well-suited to serve on the Board of Directors.

John D. Stephens
Director since 2007
Age 70
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Stephens is owner, general and managing partner of Stephens MDS, LP, in College Park, Georgia, which oversees the operation of a construction and demolition landfill.  He also is owner and president of Stephens Rock and Dirt, Inc., which oversees all aspects of the operation of a facility for the recycling and processing of soil, rock, concrete, concrete blocks and cured asphalt pavement.  He is general and managing partner of three real estate, development and property management companies.  From 1966 to 2005, Mr. Stephens was president of John D. Stephens, Inc., an underground utility, heavy construction and pipeline construction company.  Mr. Stephens also serves on the Executive Committee of the Gwinnett Chamber of Commerce and Board of Trustees of Georgia Gwinnett College.  He is past president of the Georgia Utility Contractors Association and has served on the Georgia Board of Industry and Trade Commission.  Mr. Stephens holds an associates degree and Bachelor of Science degree in Mechanical Technology from Southern Polytechnic State University.

Mr. Stephens has extensive experience in bank board participation and bank leadership roles, beginning in the 1970s as a Board member of Gwinnett County Bank.  Through various mergers and acquisitions of Gwinnett County Bank between that time and 2000, Mr. Stephens served on the Boards of Button Gwinnett Savings Bank, The Bank of Gwinnett, and Premier Bank.  In 1999, he oversaw the sale of Premier Bank to BB&T.  A year later, he helped to organize and found First Bank of Gwinnett, where he served as chairman of the Board.  First Bank of Gwinnett became First Bank of the South, which was acquired by United in 2007.

Mr. Stephens’ involvement on the Board of First Bank of South and its parent company as well as on a number of other Atlanta-area bank boards since the 1970s, provides nearly 48 years of bank leadership experience to the Board of Directors, as well as insight into the Atlanta region – an area of growth for United.  His perspective of bank formation, mergers, acquisition and operation provides a unique perspective and background.  Because of this, and his 44 years of business and industrial experience, the Board believes Mr. Stephens is well-suited for the Board of Directors.

Tim Wallis
Director since 1999
Age 59
Nominating/Corporate Governance Committee
Compensation Committee

Mr. Wallis is owner and president of Wallis Printing in Rome, Georgia.  Prior to this he worked in production and sales at what was then Brazelton-Wallis Printing Company from 1974 until 1985 when he became owner and president.  In addition to serving on the United Community Banks, Inc. Board of Directors, Mr. Wallis also serves as chairman on the community bank Board of United Community Bank – Rome.  He has served on the Board of Directors of the Printing and Imaging Association of Georgia (PIAG) and was chairman of the association’s Government Relations Committee.  In this capacity he worked directly with PIAG legislative liaisons at both the state and national levels.  Mr. Wallis currently serves on the Georgia Chamber of Commerce Board of Directors.  He also has served on the Darlington School Board of Trustees, Georgia Southern College Foundation Board of Trustees, Rome/Floyd YMCA Board of Trustees, and the United Way of Rome and Floyd County Board of Trustees.  He is a graduate of Georgia Southern University.

Mr. Wallis has been a community leader and long-term owner of a small business.  With United’s interest in small business and commercial banking, Mr. Wallis brings a valuable perspective and insight to the Board.  His varied experience in a number of community boards, as well as his service on the United Community Bank – Rome Community Bank Board, gives the Board a much needed focus on the needs of our mid-size banking communities and the business owners within.  For these reasons, and his experience with statewide commerce, the Board believes Mr. Wallis is well-suited to serve on the Board of Directors.

There are no family relationships between any director or executive officer of United.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Overview

The Compensation Committee of the Board of Directors (the “Compensation Committee”) has the important responsibility of ensuring that United’s executive compensation policies and practices are based on three simple principles:

●	pay competitively within our industry;
●	pay for appropriate performance based on pre-established goals; and
●	design compensation programs with sound risk management practices and a balance between short-term and long-term objectives that provide for value creation for the company and our shareholders.

In addition to its focus on compensation matters, the Compensation Committee occasionally recommends policies related to leadership development and employee retention for consideration by the Board of Directors.

No Compensation Committee member has been an officer or employee of United, and the Board has considered and determined that all of the members are “independent” as defined under the Nasdaq Listing Requirements.  Most members of the Compensation Committee have a significant percentage of their net worth invested in shares of United and all members have interests aligned with the interests of other shareholders.  The Compensation Committee’s charter is available in the corporate governance section of United’s website, http://www.ucbi.com.

To assist in determining how best to achieve the above objectives, the Compensation Committee previously conducted an interview process with several prominent compensation consulting firms that had no previous relationships with United and selected Towers Watson to advise it and the Board on executive compensation.  Towers Watson has provided no other non-executive compensation consulting services to United.

The Compensation Committee adopted and the shareholders approved the Management Annual Incentive Plan in 2007.  This “pay for performance” plan governed the level of bonuses that could be awarded by the Compensation Committee to senior executive officers during the past three years.  The initial performance parameters were set by the Compensation Committee at the beginning of 2007 through 2010 and no bonuses were paid for any year.

As a result of United’s participation in the CPP, United is also subject to substantial limitations with respect to its executive compensation practices.

As used in this “Compensation of Executive Officers and Directors” section, the following executives of United are referred to collectively as the “Named Executive Officers”:  Jimmy Tallent – United’s President and Chief Executive Officer; Guy Freeman – United’s Executive Vice President and Chief Operating Officer; Rex Schuette – United’s Executive Vice President and Chief Financial Officer; David Shearrow – United’s Executive Vice President and Chief Risk Officer; and Glenn White – United’s President of the Atlanta Region.

Philosophy

United’s compensation programs are designed to attract and retain key employees, motivating them to achieve desired goals, both short and long-term, creating expectations for positive results and rewarding them for strong performance.  Different programs are geared to short and long-term performance with the goal of increasing shareholder value over the long term.  Because United believes the performance of every employee is important to the company’s success, it is mindful of the effect of executive compensation and incentive programs on all of its employees and tries to establish programs that are fair in light of the compensation programs for all other employees.

United believes that the compensation of the company’s senior executives should reflect their success as a management team and as individuals in attaining key operating objectives, such as growth of revenue, loans and deposits; growth of earnings and earnings per share; growth or maintenance of market share, long-term competitive advantage, customer satisfaction and operating efficiencies; and, ultimately, in attaining long-term growth in the market price of United’s stock.  At the same time, United does not believe its executive compensation programs should encourage unnecessary or excessive risks.  United believes that the performance of its senior executives in managing the company, considered in light of economic, industry and competitive conditions, should be the basis for determining their overall compensation.

United also believes that their compensation should not be excessive or based on the short-term performance of United’s stock, whether favorable or unfavorable, but rather that the price of United’s stock will, in the long-term, reflect the company’s operating performance, and ultimately, the management of the company by its executives.  United seeks to have the long-term performance of its stock reflected in executive compensation through its stock option, restricted stock and other equity incentive programs.

Regulatory Limits

TARP Capital Purchase Program.  On December 5, 2008, as part of the CPP, United entered into a Letter Agreement and Securities Purchase Agreement with Treasury (the “TARP Purchase Agreement”), pursuant to which United sold 180,000 shares of Series B Preferred Stock and a warrant to purchase shares of common stock for an aggregate purchase price of $180 million in cash.

In the TARP Purchase Agreement, United agreed that, until such time as Treasury ceases to own any securities of United acquired pursuant to the TARP Purchase Agreement, United will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (“EESA”) as implemented by any guidance or regulation under EESA and agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with EESA, and the applicable executives have consented to the foregoing.  Section 111(b)(2) of EESA provides for the executive compensation and corporate governance standards to include:

●	limits on compensation that exclude incentives for senior executive officers of financial institutions to take unnecessary and excessive risks that threaten the value of the financial institution;

●	required recovery of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate;

●
a prohibition on the financial institution from making any “excess parachute payment” to any senior executive officer, as defined under Section 280G of the Internal Revenue Code (an “Excess Severance Payment”) during the period that Treasury holds an equity or debt position; and

●	an agreement to limit a claim for a federal income tax deduction with respect to a senior executive’s compensation that exceeds $500,000 per year.

American Recovery and Reinvestment Act. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was enacted.  The ARRA imposed new executive compensation and corporate expenditure limits on all TARP recipients until the institution has repaid Treasury the amount of a CPP investment.  The new ARRA standards that apply to United and its senior executive officers include:

●
a prohibition on bonuses, retention awards and other incentive compensation, other than the granting of restricted stock awards which are limited to one-third of an employee’s total annual compensation and further, that do not fully vest while Treasury holds an investment;

●	a prohibition on making any payments for departure from United other than compensation earned for services rendered or accrued benefits;

●
subjecting bonus, retention awards and other incentive compensation to repayment (clawback) if such payments were based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate;

●	a prohibition on compensation plans that encourage manipulation of reported earnings;

●
a required company-wide policy regarding excessive or luxury expenditures including office and facility renovations, aviation or other transportation services and other activities or events that are not reasonable expenditures for staff development, reasonable performance incentives or similar measures in the ordinary course of business; and

●	inclusion of a “say-on-pay” proposal to a non-binding vote of shareholders at the Annual Meetings, whereby shareholders vote to approve the compensation of executives.

Amendments to Compensation Arrangements.  As required by ARRA, a number of amendments were made to our compensation program.  The amendments include:

●	Bonuses, retention awards and other incentive compensation payments to senior executive officers have been prohibited while Treasury holds an investment.

●	All of the Named Executive Officers have executed a letter agreement waiving their right to any severance payment that violates the ARRA.

●
A policy has been adopted that subjects to clawback any bonus payment or award made while Treasury holds an investment based on materially inaccurate financial statements or performance metrics.  In addition, all of the Named Executive Officers and other applicable employees that could be one of the twenty most highly compensated employees during the time that Treasury holds an investment have executed a letter agreement agreeing to such clawback policy.

Incentive Compensation Plan Risk Assessment.  In addition to EESA and ARRA, the Securities and Exchange Commission (“SEC”) now requires that the Compensation Committee review United’s compensation arrangements with the members of management responsible for risk management for all employees to determine if any such arrangements create risks that are reasonably likely to have a material adverse effect on United.  The Compensation Committee also considered whether they encourage excessive or unnecessary risk-taking by our senior executive officers.  As part of its review, the Compensation Committee considered the various risks to which United is subject, including market, liquidity, interest rate, operational, financial, credit quality and other risks, and how United’s incentive compensation programs may contribute to risk.  The Compensation Committee also considered United’s controls and actions taken to mitigate and monitor those risks.

As previously described, because no bonuses, retention awards and other incentive compensation payments may be made to senior executive officers while Treasury holds an investment, the Compensation Committee determined that none of the incentive compensation plans applicable to Named Executive Officers create or encourage undue risks or are reasonably likely to have a material adverse effect on United.  Generally, the Compensation Committee concluded that United’s incentive compensation programs applicable to Senior Management are designed to encourage long-term growth and shareholder value-creation, the delivery of superior customer service to promote core loan and deposit growth.

United maintains incentive compensation plans that pay loan and deposit production incentives to bank personnel.  Incentives are paid for various measures of production consistent with United’s goals for the year.  As part of the Compensation Committee’s risk assessment, the Committee noted that the incentive compensation plans for lenders presented somewhat more risk than other plans because commissions were based on loan production volume and constituted a higher portion of the company’s incentive compensation expense than the other plans.  However, as part of the risk assessment, the Compensation Committee concluded that these plans do not create risks that are reasonably likely to have a material adverse effect on United because all loans must be approved by credit underwriting and, depending on the size of the loan or credit relationship, bank management prior to being made, and all incentive payments are subject to reduction at the discretion of management for any reason in an amount up to 35% and in management’s discretion in an amount up to 100% based on the historical performance of loans in each lender’s loan portfolio.

Administration

Generally, the Compensation Committee reviews the performance and approves all compensation of United’s senior executives and, based upon this evaluation, establishes their compensation.  For all senior executives other than the Chief Executive Officer, the Chief Executive Officer makes recommendations to the Compensation Committee.

Though not members of the Compensation Committee in 2010, Jimmy Tallent, United’s Chief Executive Officer, and Rex Schuette, United’s Executive Vice President and Chief Financial Officer, were invited to most Compensation Committee meetings along with Zell Miller, Director Emeritus.  Although all invitees may participate in discussions and provide information that the Compensation Committee considers (except for discussions with respect to any invitee’s own compensation, in which an executive does not participate), invitees do not participate in voting and decision-making.

In setting and approving compensation of senior executives, the Compensation Committee considers objective measurements of business performance, the accomplishment of strategic and financial objectives, the development of management talent within the company, and other matters relevant to the short-term and the long-term success of the company and the enhancement of shareholder value in the broadest sense.  As described above, the Committee also considered the recommendations of Mr. Tallent in 2010 with respect to the other Named Executive Officers, not including Mr. Tallent.

In performing its responsibilities for executive compensation, the Compensation Committee has sole authority to, and does to the extent it deems necessary or desirable, retain and consult with outside professional advisors.  During 2010, Towers Watson advised the Compensation Committee and the Board on executive compensation and the TARP restrictions and limits on cash bonus, options and restricted stock.  Towers Watson reported directly to the Compensation Committee.  Towers Watson performed a study of the compensation of executive management of companies within the industry and with companies of comparable size.  The groups used to compare executive compensation include (1) a peer group of 15 bank holding companies with asset sizes ranging from $5.5 to $11.8 billion and a median of $8.7 billion (the “Peer Group”) and (2) a reference group of nine bank holding companies with asset sizes ranging from $11.1 to $13.7 billion with a median asset size of $12.2 billion (the “Reference Group”), approximately the asset size to which United could grow in the next three to five years.  The Peer Group consisted of Boston Private Financial Holdings, Inc., First Financial Bancorp, First Midwest Bancorp, Inc., FirstMerit Corporation, Hancock Holding Company, IBERIABANK Corporation, International Bancshares Corporation, MB Financial, Inc., NBT Bancorp, Inc., Old National Bancorp, Park National Corporation, Trustmark Corporation, UMB Financial Corporation, Umpqua Holdings Corporation and United Bancshares, Inc.  The Reference Group consisted of BancorpSouth, Inc., Bank of Hawaii Corporation, CapitalSource, Inc., Private Bancorp, Inc., SVB Financial Group, Susquehanna Bancshares, Inc., Whitney Holding Corporation, Wilmington Trust Corporation and Wintrust Financial Corporation.  The Compensation Committee also compared United’s executive compensation to published executive compensation surveys, including bank holding companies with similar asset sizes, compiled with the assistance of Towers Watson.

The Compensation Committee compares the performance of United to the performance of the companies in the Peer Group and Reference Group and establishes United’s compensation practices similar to or more or less than such companies consistent with its goal of competitively compensating United’s Named Executive Officers.  The Compensation Committee has attempted to compensate its Named Executive Officers comparable to executive officers at Peer Group and Reference Group companies but generally above the median compensation paid in each such group.  The Compensation Committee also uses Towers Watson’s analysis to assist in determining the amounts of each element of compensation.

Elements of Compensation

Compensation for each senior executive is allocated among annual base salary, annual non-equity incentive awards and equity incentive awards.  The Compensation Committee chooses to pay each element of compensation in order to attract, retain and motivate highly qualified executive talent, reward superior annual performance and provide incentives for their balanced focus on long-term strategic goals and increasing shareholder value as well as short-term performance.  The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive: performance against corporate and individual objectives for the previous year; difficulty of achieving desired results in the coming year; value of their unique skills and capabilities to support United’s long-term performance; performance of their general management responsibilities; and, contribution as a member of the executive management team.

Although the Compensation Committee does not set overall compensation targets and then allocate among the elements, it does review total compensation when making decisions on each element of compensation to ensure that the total compensation for each senior executive is justified and appropriate in the best interests of the company.

Economic conditions and the credit environment were very difficult throughout 2010.  With the depressed real estate market and high unemployment continuing, business activity across a wide range of industries and regions was greatly reduced and local governments and businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets.  This overall environment and difficulty in United’s markets led to further declines in real estate values and elevated levels of non-performing loans and charge-offs.  As a result, United incurred net losses of $345.6 million, $228.3 million and $63.5 million for 2010, 2009 and 2008, respectively.  These losses were primarily due to higher credit costs in all years, goodwill impairment charges in 2010 and 2009 and net interest margin compression in 2008.  Management took proactive steps beginning in late 2008 and throughout 2009 and 2010 to mitigate the credit issues, improve the net interest margin and control expenses, but the overall performance for the company continued to be disappointing for 2010.

The Compensation Committee believes that compensation for United’s senior management should reflect the Board’s continued confidence in and its desire to retain the current team to continue to manage the company through these difficult times.  However, such compensation should also take into account the poor performance of the Company overall.  The following is a summary of the Compensation Committee’s actions during 2010 with respect to annual base salary, non-equity incentive compensation awards and equity incentive compensation awards.

Annual Base Salary.  United strives to provide its senior executives with a level of assured cash compensation in the form of annual base salary that is competitive with companies in the financial services industry and companies that are comparable in size and performance.

The Compensation Committee reviews base salaries annually and makes adjustments, in light of past individual performance as measured by both financial and non-financial factors and the potential for making significant contributions in the future, to ensure that salary levels remain appropriate and competitive.  With respect to all senior executives, other than the Chief Executive Officer, the Compensation Committee also considers Mr. Tallent’s recommendations and assessment of each officer’s performance, his or her tenure and experience in his or her respective positions, and internal comparability considerations.

In 2009, 2008 and 2007, the Compensation Committee did not increase the annual base salaries for any of the Named Executive Officers.  Also, United did not increase annual base salaries for any other members of senior management in 2009 and 2008.  Further, for 2009, Mr. Tallent voluntarily requested that his salary be reduced by $80,000; the Compensation Committee reluctantly accepted his recommendation. As a result of the freeze in base salaries, several of United’s executive officers’ compensation packages, as well as other key officers, had fallen well below the market median for United’s peer group.  In 2010, the Compensation Committee increased Mr. Schuette’s and Mr. Shearrow’s base salaries to $325,000 each to bring their compensation closer to the peer group median.  Mr. Freeman, whose compensation also fell below the peer group median, voluntarily requested that his salary be reduced by $95,000 which was reluctantly accepted by the Compensation Committee.

Non-Equity Incentive Awards.  The Compensation Committee believes that its senior management’s incentive compensation should be linked directly to achievement of specified financial and non-financial objectives.  Under United’s Management Annual Incentive Plan, the Compensation Committee strives to link salary and non-equity incentives to objective standards of performance and may consider the non-financial factors discussed earlier and various financial performance measures, including operating and reported earnings per share; returns on equity, tangible equity and assets; revenue, loan and deposit growth; operating efficiency; loan and credit quality; and customer satisfaction scores.  In addition, the plan was designed to qualify for compliance with the limitations on executive compensation deductions under Internal Revenue Code Section 162(m).

In the first quarter of 2010, the Committee established the performance parameters to be used for 2010 under the Management Annual Incentive Plan, balancing the need to reward and retain executive management in a challenging banking environment with shareholders’ desire for strong financial performance with appropriate risk.

The key performance measure considered by the Committee for fiscal year 2010 was pre-tax, pre-credit earnings, viewed as the primary quantitative performance measure.  Additionally, if the minimum threshold target was met, the Committee had negative discretion to lower the targeted bonus level based on several qualitative performance measures.  The qualitative performance measures included targeted levels of provision for loan losses, core deposit growth, and headcount and expense reduction; net interest margin; operating efficiency ratio; and customer satisfaction level.

To receive a bonus award, pre-tax, pre-credit earnings must have reached a minimum level of $75 million, and higher bonus awards could be paid if United achieved $125 million in pre-tax, pre-credit earnings for the year.  Participants could have earned from 45 percent to 200 percent of their base salary, depending upon achievement against the performance thresholds.  If the minimum or a higher targeted level of pre-tax, pre-credit earnings was met, the bonus award could be reduced by the Committee based on the collective performance of the qualitative measures discussed above.  The actual pre-tax, pre-credit earnings for 2010 was $113.4 million.

Even though the primary measure was above the minimum level, the other financial performance measures were not met during 2010.  Therefore, the Compensation Committee did not grant non-equity incentive compensation awards or cash bonuses in 2010 to any Named Executive Officers or any other member of senior management.  Also, United did not grant non-equity incentive compensation awards or cash bonuses to the Named Executive Officers in 2009, 2008 or 2007.

Equity Incentive Awards.  An important element of compensation in the banking industry is the provision of long-term incentives in the form of equity awards such as stock options, restricted stock, and restricted stock units. United also regards equity incentive awards as a key retention tool.  These considerations are paramount in the Compensation Committee’s determination of the type of an award to grant and the number of underlying awards to be granted.  Because of the direct relationship between the value of an option and the market price of United’s common stock, United believes that granting stock options is the best method of motivating executive and other senior management to manage the company in a manner that is consistent with the long-term interests of United’s shareholders.

Equity incentive awards are granted under the Equity Plan, which is a broad-based, shareholder approved plan covering Named Executive Officers, other members of senior management and other key management personnel.  The Equity Plan permits United to grant stock options, restricted stock and restricted stock units and provides additional flexibility, if circumstances of United’s business and opportunities warrant, to grant other forms of equity-based compensation.

The Equity Plan does not permit the grant price for options to be reduced after the initial grant date.  Because participants may not exercise options until they vest and because the exercise price of the options is the fair market value of the underlying stock on the date of grant, participants do not realize any benefit from stock options unless United’s stock price appreciates prior to their maturity.

During 2010, options to acquire 12,500 shares of common stock were awarded by the Compensation Committee, in connection with employment offers.  Except for those options granted in connection with employment offers, there were no options awarded to the Named Executive Officers or any other officers or employees during 2010.  Additionally, 430 restricted stock awards were granted during 2010 to members of United’s junior boards of directors.  The junior boards of directors are a community outreach program that encourages high school seniors to participate in community activities and learn about community banking.  There were no restricted stock units awarded to the Named Executive Officers or any other officers or employees of United.

Retirement and Other Benefits. The Compensation Committee believes that retirement and deferred compensation benefits provide financial security to senior management and their families for their service to the company.  As a result, United has adopted the following two plans:

Modified Retirement Plan.  United maintains a modified retirement plan (the “Modified Retirement Plan”) for certain Named Executive Officers and other key personnel.  See the disclosure provided in “Executive Compensation – Pension Benefits” for a description of the material terms of the Modified Retirement Plan and disclosure of 2010 benefits provided to the Named Executive Officers under the Modified Retirement Plan.

In 2010 and 2009, the Compensation Committee, upon the recommendation of outside consultants, elected to increase the annual retirement benefit payable by the Modified Retirement Plan for Mr. Tallent, Mr. Schuette and Mr. Shearrow.  In both 2010 and 2009, the annual retirement benefit was increased by $30,000, $20,000 and $20,000 for Mr. Tallent, Mr. Schuette and Mr. Shearrow, respectively.  At December 31, 2010, the annual retirement benefits payable to the Named Executive Officers under the Modified Retirement Plan were $150,000, $70,000, $110,000 and $110,000 for Mr. Tallent, Mr. Freeman, Mr. Schuette and Mr. Shearrow, respectively.  Mr. White is not a participant in the Modified Retirement Plan.

Deferred Compensation Plan.  In addition, United maintains a deferred compensation plan (the “Deferred Compensation Plan”) for senior management, members of the Board of Directors, members of United’s local community bank boards and certain other key personnel.  See the disclosure provided in “Executive Compensation – Nonqualified Deferred Compensation” for a description of the material terms of the Deferred Compensation Plan and disclosure of 2010 benefits provided to the Named Executive Officers under the Deferred Compensation Plan.

Perquisites and Other Benefits. The perquisites provided to United’s Named Executive Officers in 2010 were the use of a company-owned car or a car allowance and the payment of the dues for club memberships that are not used exclusively for business purposes.  These personal benefits are generally provided to similarly situated financial institution executives in the company’s market areas, and United believes it is appropriate to award its senior executives similar benefits.

United also provides matching contributions of up to 5% of the bonus contributions to the Deferred Compensation Plan.  United’s Named Executive Officers also participate in company-wide contributions to the 401(k) Plan and receive other benefits on the same terms as other employees, which plans include medical, dental and life insurance.

Severance Benefits

Generally, options and restricted stock/unit grants continue to vest for United’s Named Executive Officers in the event of the officer’s termination without cause or a termination by the officer for Good Reason (as defined in the award agreements).  Mr. White’s option grants are accelerated upon a change in control.  Otherwise, options and restricted stock awards cease vesting upon termination of employment.

As required by the acquisition agreement pursuant to which United acquired Gwinnett Commercial Group, United entered into an Employment Agreement with Mr. White consistent with an existing agreement he had with such company.  See the disclosure provided in “Executive Compensation – Agreements with Executive Officers” for a description of the material terms of such agreement, including severance benefits to Mr. White under certain circumstances.  As previously described, all of the Named Executive Officers have executed a letter agreement waiving their right to any severance payment that violates the ARRA.
United does not provide for any other severance benefits to its Named Executive Officers, except as described below.

Benefits Upon a Change in Control

United’s senior management has substantially contributed to the success of United, and the company believes that it is important to protect them in the event of a change in control.  Further, it is United’s belief that the interests of shareholders will be best served if the interests of its senior management are aligned with them, and providing change in control benefits should reduce any reluctance of senior management to pursue potential change in control transactions that may be in the best interests of shareholders.

For that reason, United’s Named Executive Officers have each entered into agreements with the company, the terms of which are described in “Executive Compensation - Agreements with Executive Officers and Post-Employment Compensation”. The Compensation Committee has established the payment and benefit levels to be paid to the Named Executive Officers following a change in control under these agreements consistent with what the Compensation Committee believes is standard for financial institution executives in the markets in which United operates.

Based upon (1) a hypothetical change in control and (2) the termination of our Named Executive Officers as of December 31, 2010, all payments of compensation and benefits under the agreements with such officers would be payable in a lump sum (except for Mr. White, who would be paid in 24-monthly installments) and capped at the following approximate amounts: Mr. Tallent $2,107,417; Mr. Freeman $1,429,896; Mr. Schuette $992,098; Mr. Shearrow $975,357 and Mr. White $2,415,813.  The Compensation Committee believes that these potential benefits would be minor relative to the substantial transaction value for United’s shareholders.

None of these payments would be considered Excess Parachute Payments but all of such payments by United would be prohibited by the ARRA during the time Treasury owns the preferred stock it purchased under CPP.  As previously described, all of the Named Executive Officers have executed a letter agreement waiving their right to any severance payment that violates the ARRA.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation paid during the past three years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary(1)	Bonus(1)	Restricted stock awards(2)	Stock option awards(2)	Non-Equity incentive plan compensation(3)	Change in pension value and deferred compensation earnings(4)	All other(5)	Total

Jimmy C. Tallent	2010	$400,000	$-	$-	$-	$-	$264,152	$80,126	$744,278
President and	2009	400,000	-	199,877	-	-	185,649	78,581	864,107
Chief Executive Officer	2008	480,000	-	54,984	130,128	-	68,484	80,086	813,682

Guy W. Freeman	2010	223,750	-	-	-	-	(9,189)	44,786	259,347
Executive Vice President	2009	295,000	-	157,050	-	-	(6,616)	48,349	493,783
and Chief Operating Officer	2008	295,000	-	62,097	69,091	-	82,239	49,654	558,081

Rex S. Schuette	2010	314,500	-	-	-	-	243,686	29,438	587,624
Executive Vice President	2009	283,000	-	142,772	-	-	185,671	27,471	638,914
and Chief Financial Officer	2008	283,000	-	48,299	58,800	-	54,432	27,604	472,135

David P. Shearrow	2010	312,500	-	-	-	-	46,465	20,920	379,885
Executive Vice President	2009	275,000	-	142,772	-	-	29,117	19,225	466,114
and Chief Risk Officer	2008	275,000	-	48,299	58,800	-	12,218	14,863	409,180

Glenn S. White	2010	320,000	-	-	-	-	-	30,049	350,049
President,	2009	320,000	-	71,390	-	-	-	29,624	421,014
Atlanta Region(6)	2008	320,000	-	41,394	44,098	-	-	34,454	439,946

(1)
Amounts shown for salary and bonus were either paid in cash or deferred, as elected by the executive under the Deferred Compensation Plan.  See the “Nonqualified Deferred Compensation – Activity For 2010” table for the executive’s contributions and earnings.

(2)
The amounts shown reflect the aggregate grant date fair value of the awards.  The assumptions made when calculating the grant date fair value of options are found in Note 21 to the Consolidated Financial Statements of United contained in its Annual Report on Form 10-K for the year ended December 31, 2010.

(3)
Non-equity incentive plan compensation includes amounts earned under the Management Annual Incentive Plan as a result of achieving the goals specified for the designated year.  Because the financial performance measures were not met for 2010, 2009 and 2008, no non-equity incentive compensation awards were granted by the Compensation Committee.

(4)
Includes the annual change in the present value of the executive’s accumulated benefits under the Modified Retirement Plan.  The change in value for 2009 reflects the actuarial charge for the increase in benefits provided to Mssrs. Tallent, Schuette and Shearrow.  See the “Pension Benefits” and “Nonqualified Deferred Compensation – Activity For 2010” tables for additional information.  The Deferred Compensation Plan does not credit above-market or preferential earnings, so no amounts are included in this column with respect to the Deferred Compensation Plan.

(5)
Amounts shown include: (i) matching 401(k) and profit sharing contributions to the 401(a) Plan on behalf of the executive; (ii) matching 401(k) contributions on behalf of the executive to the Deferred Compensation Plan (see the “Nonqualified Deferred Compensation – Activity For 2010” table for additional information); (iii) the value of personal travel or allowance for a company-owned car; (iv) club membership dues that are not used exclusively for business purposes; (v) dividends on unvested restricted stock awards; (vi) life insurance premiums paid on behalf of the executive; and, (vii) directors fees paid to the executive for serving on subsidiary and community bank boards.  Certain executives received directors fees in 2010, 2009 and 2008, respectively, of $37,400, $37,400 and $33,800 for Mr. Tallent; $7,400, $7,400 and $7,400 for Mr. Freeman; and, $3,000, $3,000 and $6,000 in 2010, 2009 and 2008, respectively, for Mr. White.

(6)	Mr. White became an executive officer of United in 2008.

Stock Option and Restricted Stock Grants

When granting equity awards, the Compensation Committee sets option exercise prices at the market closing price on the date of grant.  Both stock options and restricted stock awards vest over a number of years in order to encourage employee retention and focus management’s attention on sustaining financial performance and building shareholder value over an extended term.  Typically, vesting is in equal increments over a four-year period from the date of the grant.

During 2010, United did not grant restricted stock awards, stock options, stock appreciation rights or similar awards to any of its executive officers.

Stock Option Exercises and Restricted Stock Vesting

The following table sets forth the value realized upon the exercise of stock options and the vesting of restricted stock awards or settlement of restricted stock units for the Named Executive Officers during 2010:

OPTION EXERCISES AND VESTING OF RESTRICTED STOCK
Name	Stock option awards		Restricted stock/unit awards
	Number exercised	Value realized(1)	Number vesting	Value realized(2)
Mr. Tallent	-	-	9,834	$46,074
Mr. Freeman	-	-	8,570	39,987
Mr. Schuette	-	-	7,674	35,827
Mr. Shearrow	-	-	12,741	58,578
Mr. White	-	-	3,318	15,583

(1)	Represents the difference between the closing price of United’s common stock on the date of exercise and the per share option exercise price, multiplied by the number of options exercised.
(2)	Represents the value realized by multiplying the number of restricted stock/unit awards vesting by the closing price of United’s common stock on the date of vesting.

Outstanding Equity Awards as of December 31, 2010

The following table sets forth, for each Named Executive Officer, the number of stock options exercisable and unexercisable and the number and value of unvested restricted stock awards as of December 31, 2010:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
Name	Stock options				Restricted stock awards
	Number exercisable	Number unexercisable(1)	Exercise price	Expiration date(2)	Number not vested(3)	Market value not vested(4)
Mr. Tallent	46,758	-	11.22	4/18/11
	62,344	-	12.50	3/11/12
	46,758	-	15.78	4/17/13
	17,663	-	22.85	6/7/14
	21,198	-	22.24	5/16/15
	32,210	-	27.76	4/26/16
	27,274	9,092	29.52	4/25/17
	23,379	23,379	13.23	4/30/18
	277,584	32,471			24,311	$47,406
Mr. Freeman	8,017	-	11.22	4/18/11
	24,938	-	12.50	3/11/12
	31,172	-	15.78	4/17/13
	10,391	-	22.85	6/7/14
	13,507	-	22.24	5/16/15
	20,781	-	27,76	4/26/16
	16,755	5,585	29.52	4/25/17
	12,209	12,209	13.28	5/5/18
	137,770	17,794			20,132	39,257
Mr. Schuette	35,847	-	11.22	3/12/11
	18,703	-	11.22	4/18/11
	24,937	-	12.50	3/11/12
	28,056	-	15.78	4/17/13
	9,352	-	22.85	6/7/14
	12,469	-	22.24	5/16/15
	18,185	-	27.76	4/26/16
	14,417	4,806	29.52	4/25/17
	10,390	10,391	13.28	5/5/18
	172,356	15,197			17,959	35,020
Mr. Shearrow	15,585	5,196	30.23	4/16/17
	10,390	10,391	13.28	5/5/18
	25,975	15,587			17,050	33,248
Mr. White	12,988	12,988	29.64	6/1/17
	7,792	7,793	13.28	5/5/18
	20,780	20,781			19,565	38,152

(1)
With the exception of Mr. White’s stock options that expire on June 1, 2017, stock options become exercisable in four equal annual installments beginning on the first anniversary of the grant date.  Mr. White’s stock options that expire on June 1, 2017, vest as follows: 6,494 on June 1, 2011 and 6,494 on June 1, 2012.

(2)	The expiration date of each stock option is 10 years after the date of grant.
(3)
With the exception of Mr. White’s restricted stock units granted on June 1, 2007, restricted stock shares and units vest in four equal annual installments, beginning January 31 of the year following the grant date.  Mr. White’s unvested restricted stock units granted on June 1, 2007 vest on June 1, 2012.

(4)	The market value is based on the closing price of United’s common stock at December 31, 2010 of $1.95, multiplied by the number of unvested shares subject to the awards.

Equity Compensation Plan Information at December 31, 2010

The following table provides information about stock options outstanding as of December 31, 2010 and stock options and/or equity awards available to be granted in future years:

EQUITY COMPENSATION PLAN INFORMATION
	Total outstanding options	Weighted-average exercise price of outstanding options	Number available for issuance under equity compensation plans(1)
Equity compensation plans approved by shareholders	3,476,719	$18.08	1,226,857
Equity compensation plans not approved by shareholders(2)	30,940	7.69	-
Total	3,507,659	$17.98	1,226,857

(1)	Represents the number of stock options or equity awards available to be granted in future years under the Existing Equity Plan.
(2)	Stock options granted under plans assumed by United through acquisitions prior to December 1, 2004. Such plans were frozen as to future grants at the time of the acquisitions.

Pension Benefits

The following table presents selective retirement benefit information for 2010 for each Named Executive Officer that was a participant in Modified Retirement Plan:

PENSION BENEFITS
Name	Plan name	Number of years of credited service	Present value of accumulated benefit	Payments during 2010
Mr. Tallent	Modified Retirement Plan	27	$822,206	$-
Mr. Freeman	Modified Retirement Plan	16	577,601	-
Mr. Schuette	Modified Retirement Plan	10	708,665	-
Mr. Shearrow	Modified Retirement Plan	4	95,288	-

The Modified Retirement Plan provides specified benefits to certain key officers who contribute materially to the continued growth, development and future business success of United and its subsidiaries.  Generally, when a participant retires, United will pay to the participant a fixed annual amount in equal installments either (1) for the lifetime of the participant and, if the participant is married upon death, a lesser lifetime amount to the participant’s spouse, or (2) a fixed payment for 15 years.  The annual benefits, based on seniority and position, range from $30,000 to $150,000 per year and are taxable to the participant.  The normal retirement age defined in the plan is age 65 and completion of five years of service.

The Modified Retirement Plan contains provisions that provide for accelerated vesting upon a change in control of United.  The Modified Retirement Plan also provides that these benefits will be forfeited if a participant is terminated for cause or, if during a certain period after his or her termination of employment, competes with United, solicits customers or employees, discloses confidential information, or knowingly or intentionally damages United’s goodwill or esteem.

Nonqualified Deferred Compensation

The following table presents information for each Named Executive Officer relating to the Deferred Compensation Plan:

NONQUALIFIED DEFERRED COMPENSATION – ACTIVITY FOR 2010
Name	Executive contributions(1)	Company contributions(2)	Account Earnings	Withdrawals/ distributions	Balance at year-end
Mr. Tallent	$44,683	$7,750	$(53,492)	$-	$284,441
Mr. Freeman	31,233	-	(19,863)	-	35,216
Mr. Schuette	34,503	3,388	(41,822)	-	69,616
Mr. Shearrow	54,669	3,271	(43,235)	-	72,716
Mr. White	-	-	(3,846)	(342,505)	-

(1)	All executive contributions are included in the amounts under the column headings “Salary”, “Bonus” and “Restricted stock awards” in the “Summary Compensation Table”.
(2)	All company contributions are included in the amounts under the column heading “All other” in the “Summary Compensation Table”.

The Deferred Compensation Plan provides for the deferral of up to 75% of annual base salary and up to 100% of annual cash bonus payments or non-equity incentive compensation awards and other specified benefits to selected individuals who contribute materially to the continued growth, development and future business success of United and its affiliates.  Further, the Deferred Compensation Plan allows for employer matching contributions for employee contributions that would have been paid under United’s tax-qualified 401(k) plan (the “401(k) Plan”) if such matching contributions would otherwise exceed the maximum allowable amounts under the 401(k) Plan and matching of deferred bonuses, dollar for dollar up to 5% of bonus or non-equity incentive compensation award, subject to the same vesting provisions of the 401(k) Plan.  Although the Plan allows the Board of Directors to make discretionary contributions to the account of employee participants, the Board has never made any such discretionary contributions.  The Deferred Compensation Plan also provides for the deferral of up to 100% of director fees for service by a non-employee director on the Board of United or any subsidiary or community bank.

Contributions to the Deferred Compensation Plan may be invested in United’s common stock and a portfolio of various mutual funds.  Participants are 100% vested in their contributions, including earnings or losses thereon.  Company contributions, including earnings and losses thereon, vest over a three-year period. Because the amounts deferred under the plan are invested in the underlying mutual fund or, in the case of United common stock, recorded as common stock issuable (an equity instrument) at the time of the investment, there are no potential future costs of the plan known at this time.

Generally, when a participant retires or becomes disabled, United will pay the participant their accrued benefits in a lump sum or in equal installments for 5, 10, or 15 years.  Alternatively, a participant may elect to have a portion (or all) of their accrued benefits paid out at a specified time before retirement in a lump sum or in annual installments for 2, 3, 4, or 5 years.  The benefit payments are taxable to the participant.

Agreements with Executive Officers and Post-Employment Compensation

Messrs. Tallent, Freeman, Schuette, and Shearrow have each entered into Amended and Restated Change in Control Severance Agreements with United.  The agreements remain in effect until the termination of such executive’s employment without entitlement to the benefits under the agreement, unless earlier terminated by mutual written agreement of the executive and United.

The Amended and Restated Change in Control Severance Agreements provide for payment of compensation and benefits to the executive in the event of a “Change in Control” of United if the executive’s employment is involuntarily terminated by United without “Cause” or if the executive terminates his employment for “Good Reason”.  The executive is not entitled to compensation or payments pursuant to the Amended and Restated Change in Control Severance Agreement if he is terminated by United for Cause, dies, incurs a disability, or voluntarily terminates employment (other than for Good Reason).  If a Change in Control occurs during the term of the agreement and the executive’s employment is terminated within six months prior to, or 18 months following, the date of the Change in Control, and if such termination is an involuntary termination by United without Cause (and does not arise as a result of death or disability) or a termination by the executive for Good Reason, the executive will be entitled to a lump sum payment equal to his base salary, non-equity incentive compensation award and certain other benefits, as determined by the agreement, for a period of 36 months from the date of his termination.  The lump sum payment of medical benefits also includes a tax-gross up.

The Amended and Restated Change in Control Severance Agreements were entered into as of December 31, 2008 (with minor changes from the prior agreements) and are intended to ensure that the payment of any compensation or benefits under the agreement would comply with Internal Revenue Code Section 409A (“Section 409A”).

As required by the acquisition agreement pursuant to which United acquired Gwinnett Commercial Group, United entered into an Employment Agreement with Mr. White consistent with an existing agreement he had with such company that provides for a rolling three-year term unless either party gives the other party notice that the term will not be extended.  The agreement generally provides that, if Mr. White is terminated at any time by United without Cause, or Mr. White terminates his employment with United for Cause, Mr. White will receive his base salary for a period of 36 months and an amount equal to two times his annual bonus or non-equity incentive compensation award.  Additionally, if, within six months following a Change of Control of United, either Mr. White terminates his employment or United terminates Mr. White other than for Cause, the agreement provides for a payment made over 24 monthly installments equal to three times the sum of his base salary then in effect, an amount equal to his average annual bonus or non-equity incentive compensation award of the three most recent years and his monthly automobile allowance multiplied by twelve.

The Employment Agreement also includes covenants by Mr. White not to compete with United or solicit its customers or prospective customers or employees for 36 months after the termination of his employment under certain circumstances.

A “Change in Control” under the agreements generally means the acquisition by any person of beneficial ownership of 20 to 25% or more of the voting power of United’s outstanding stock, approval by shareholders of a merger or consolidation or a complete liquidation or dissolution of United or an agreement for the sale or other disposition of all or substantially all of the assets of United, or a majority change in the composition of the Board of Directors.  “Cause” with respect to a termination by United under the agreements is generally defined as the involuntary termination of the executive by United as result of an uncured breach of the employment agreement by Mr. White, commission of certain crimes, act or acts which are in violation of policies of United or the failure by the executive to perform his duties.  “Cause” with respect to termination by Mr. White is generally defined as an uncured breach of the employment agreement by United, a material adverse diminution in his powers, responsibilities, or duties, or the required relocation of the executive to a location more than 20 miles from his existing business location.  “Good Reason” for termination by an executive under the Amended and Restated Change in Control Agreement is generally defined as the occurrence during the six month period prior to, or within the 18 month period following, the date of a Change in Control, of a substantial adverse change in the executive’s responsibilities, the required relocation of the executive to a location outside of the market area of United, a material reduction in the levels of coverage of the executive under United’s director and officer liability insurance policy or indemnification commitments, or a reduction in the executive’s compensation or benefits.

All of the agreements provide that the compensation and benefits provided for under the agreement shall be reduced or modified so as to insure that United does not pay an Excess Severance Payment.  If a reduction is necessary, the agreements would allow the executive to choose the manner in which the payments would be modified so long as the total payments are capped to avoid being treated as an Excess Severance Payment.  None of the agreements provide for the payment of any taxes or a gross-up of payments to pay any taxes in the event any of the compensation or benefits were considered to be an Excess Severance Payment.

Each of United’s Named Executive Officers executed a waiver in connection with United’s participation in the CPP pursuant to which they have voluntarily waived any claim against Treasury or United for any changes to such senior executive officer’s compensation or benefits that are required to comply with the limitations contained in the EESA, ARRA or any regulation thereunder.  The limitations are described in “Compensation Discussion and Analysis – Regulatory Limits”, and, as described therein, all of the Named Executive Officers have executed a letter agreement waiving their right to any severance payment that violates the ARRA.

United has no other employment or severance agreements with any of its Named Executive Officers.

Director Compensation

Non-employee Directors of United received an annual retainer of $20,000 and a separate meeting fee of $3,000 for each of the five regularly scheduled Board meetings attended during 2010.  The members of the Audit Committee received a separate meeting fee of $500 per regularly scheduled meeting attended.  The Chairmen of the Audit and Compensation Committees each received an additional annual retainer of $5,000.  Executive officers who serve as directors do not receive compensation for service on the Board of Directors of United.  Certain members of United’s Board of Directors and its executive officers also serve as members of one or more of United’s subsidiaries and community banks boards of directors for which they are compensated.

The annual retainer and meeting fees are payable in cash or may be deferred pursuant to United’s Deferred Compensation Plan.  In 2010, no directors elected to defer a portion of their retainer and meeting fees.

In addition to the retainers and meeting fees listed above, United reimburses the non-employee Directors for their travel expenses incurred in attending meetings of the Board or its Committees, as well as for fees and expenses incurred in attending director education seminars and conferences.  Directors did not receive any restricted stock, stock option or other equity awards or any other personal benefits in 2010.  The table below presents a summary of non-employee Director compensation for 2010:

Name	Fees earned or paid in cash	Nonqualified deferred compensation earnings	All other compensation(1)	Total
Robert L. Head, Jr.	$35,000	$17,217	$12,000	$64,217

W.C. Nelson, Jr.	42,500	10,738	12,000	65,238

Robert Blalock	37,500	-	10,500	48,000

Cathy Cox	42,500	-	-	42,500

Hoyt O. Holloway	35,000	-	2,500	37,500

John D. Stephens	35,000	-	3,000	38,000

Tim Wallis	35,000	-	6,000	41,000

Zell Miller(2)	35,000	3,418	-	38,418

(1)	Directors fees for serving on one or more of United’s subsidiary or community bank boards of directors.
(2)	Director emeritus.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has served as an officer or employee of United at any time or engaged in any transaction that would be required to be disclosed under “Certain Relationships and Related Transactions”.  None of United’s executive officers serve as a director or member of the compensation committee of any other entity that has an executive officer serving as a member of United’s Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

United has a written related person transaction policy that governs the review, approval and ratification of any transaction that would be required to be disclosed by United pursuant to Item 404 of Regulation S-K under the Securities Act of 1933, as amended.  The Board of Directors of United or the Audit Committee must approve all such transactions under the policy.

Prior to entering into such a related person transaction or an amendment thereof, the Board or Audit Committee must consider all of the available relevant facts and circumstances, including if applicable, benefits to United, the impact of a transaction on a director’s independence, the availability of other sources for comparable products or services, the terms of the transaction, and the terms available to or from unrelated third parties or employees generally, as the case may be.  No member of the Board or Audit Committee shall participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is a related person.

Neither the Board of Directors of United nor the Audit Committee has approved any related person transactions during the past three years in accordance with United’s written related person transaction policy.

United’s wholly-owned subsidiary, United Community Bank, has, and expects to have in the future, banking transactions in the ordinary course of business with directors and officers of United and other related persons, on the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unaffiliated third parties.  Such transactions have not involved more than the normal risk of collectability or presented other unfavorable features.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of United’s voting securities. Unless otherwise indicated, the information presented is as of February 28, 2011 and is based on 87,081,150 shares of United’s common stock outstanding on such date.  Beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of February 28, 2011, unless otherwise indicated, through the exercise of any stock option or other right, and any shares that are pledged as security pursuant to various financial obligations.  The table sets forth such information with respect to:

●	each shareholder who is known by us to beneficially own 5% or more of the common stock;

●	each director;

●	each Named Executive Officer; and

●	all executive officers and directors as a group.

Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such shareholder.

BENEFICIAL OWNERSHIP
Name	Number of shares of common stock owned directly or indirectly	Number of shares underlying options exercisable within 60 days	Number of shares of beneficially owned restricted stock	Number of shares issuable under the Deferred Compensation Plan	Number of shares underlying warrants	Total number of shares beneficially owned	Percentage beneficially owned
Fletcher Asset Management, Inc. (1)	-	-	-	-	10,403,790	10,403,790	9.9%
BlackRock, Inc. (2)	7,451,032	-	-	-	-	7,451,032	7.89%
The Vanguard Group, Inc. (3)	5,787,618	-	-	-	-	5,787,618	6.12%
Jimmy C. Tallent (4)	591,313	286,676	15,255	46,547	8,750	948,541	*
Robert L. Head, Jr. (5)	1,795,788	-	-	-	75,000	1,870,788	2.15%
W.C. Nelson, Jr. (6)	2,113,769	-	-	-	50,000	2,163,769	2.48%
Robert Blalock (7)	138,235	-	-	-	12,500	150,735	*
L. Cathy Cox	8,610	-	-	-		8,610	*
Hoyt O. Holloway (8))	148,714	-	-	-	5,000	153,714	*
John D. Stephens (9)	180,132	-	-	-		180,132	*
Tim Wallis	240,974	-	-	-	10,000	250,974	*
Guy W. Freeman (10)	157,501	143,355	12,340	11,342		324,538	*
Rex S. Schuette (11)	100,300	177,162	11,063	35,734		324,259	*
David P. Shearrow	10,039	31,171	11,063	35,408		87,681	*
Glenn S. White (12)	312,423	20,780	16,248		5,000	354,451	*
All directors and executive officers as a group (16 persons)	5,857,425	820,178	67,190	136,430	166,250	7,047,473	7.89%

* Represents less than 1% of the deemed outstanding shares of common stock.

(1)
Based on information contained in Schedule 13G filed by Fletcher Asset Management, Inc. and Fletcher International, Ltd. (“Fletcher”) with the Securities and Exchange Commission on February 14, 2011 indicating sole voting power and sole dispositive power relative to 10,403,790 shares of the Company’s voting securities issuable within 60 days of December 31, 2010, which, when combined with currently outstanding shares of  94,685,003 at December 31, 2010, would have comprised 9.9% of the Company’s  combined total shares of common stock outstanding as of December 31, 2010.  Such beneficial ownership reported by Fletcher Asset Management, Inc. and Fletcher as of December 31, 2010 does not give effect to additional shares of the Company’s voting securities issuable following 65 days notice from Fletcher to the Company increasing the number of shares issuable, in which case, the total shares issuable would be 25,741,910. The address of Fletcher  is 48 Wall Street, 5th Floor, New York, New York 10005.

(2)
Based on information contained in Schedule 13G filed by BlackRock, Inc. (“BlackRock”) with the Securities and Exchange Commission on February 9, 2011 indicating sole voting power and sole dispositive power relative to 7,451,032 shares of the Company’s common stock as of December 31, 2010, which would have comprised 7.89% of the Company’s 94,685,003 shares of common stock outstanding as of December 31, 2010. The address of BlackRock is 40 East 52nd Street, New York, NY  10022.  As previously announced, on December 1, 2009, BlackRock completed its acquisition of Barclays Global Investors from Barclays Bank PLC.  As a result, substantially all of the BGI Entities are now included as subsidiaries of BlackRock for purposes of Schedule 13G filings.

(3)
Based on information contained in Schedule 13G filed by The Vanguard Group, Inc. (“Vanguard”) with the Securities and Exchange Commission on February 10, 2011 indicating sole voting power and sole dispositive power relative to 168,425 shares of the Company’s common stock and aggregate beneficial ownership of 5,787,618 shares of the Company’s common stock as of December 31, 2010, which would have comprised 6.12% of the Company’s 94,685,003 shares of common stock outstanding as of December 31, 2010. The address of Vanguard  is 100 Vanguard Blvd., Malvern, PA  19355.

(4)	Includes 385 shares owned by Mr. Tallent’s wife for which he claims beneficial ownership; and 308 shares owned by Mr. Tallent’s minor grandchildren for which he is custodian.
(5)	Includes 56,293 shares pledged; 5,697 shares owned by Mr. Head’s wife; and 36,699 shares owned by Mr. Head’s grandchildren for which he is custodian.
(6)
Includes 710,904 shares pledged; 49,594 shares owned by Mr. Nelson’s minor grandchildren for which he is custodian; 1,400 shares owned by Conag Rentals, Inc., a company owned by Mr. Nelson; 1,218 shares owned by King Ford, a company in which Mr. Nelson is 50% owner, and 51,866 shares owned by Mr. Nelson’s wife.

(7)
Includes 68,542 shares pledged; 120 shares owned by Mr. Blalock’s child for which he is custodian; 100,608 shares owned by Blalock Insurance Agency, Inc., a company owned by Mr. Blalock; and 9,960 shares owned by Mr. Blalock’s wife.

(8)
Includes 58,678 shares owned by Holloway Motors, Inc., a company wholly owned by Mr. Holloway; 5,726 shares owned by Mr. Holloway’s wife; and fully exercisable warrants to purchase 5,000 shares in the name of Holloway Revocable Trust, a trust over which Mr. Holloway is Trustee.

(9)	Includes 11,710 shares owned by John D. Stephens & Sons LP, a company owned by Mr. Stephens.
(10)	Includes 2,498 shares owned by Mr. Freeman’s wife.
(11)	Includes 9,000 shares owned by Mr. Schuette’s wife.
(12)	Includes 13,574 shares owned by a trust for which Mr. White claims beneficial ownership; and 35,965 shares owned by Mr. White’s wife.

LEGAL MATTERS

Kilpatrick Townsend & Stockton LLP has previously provided an opinion as to the legality of the Securities, which was filed on March 31, 2010 with the SEC as Exhibit 5 to United's registration statement on Form S-3, File No. 333-165831.  As of the date of this prospectus, members of Kilpatrick Townsend & Stockton LLP participating in this matter own an aggregate of 44,000 shares of our Common Stock.

EXPERTS

The audited consolidated financial statements of United and its subsidiaries incorporated by reference in this prospectus have been audited by Porter Keadle Moore LLP, independent registered public accountants, as stated in their report dated March 16, 2011, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents.  The information incorporated by reference is an important part of this prospectus.  Other than information deemed “furnished” rather than “filed” under the Exchange Act, we incorporate by reference the following documents:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010; and

●
our Current Reports on Form 8-K filed on January 3, 2011, January 28, 2011, February 15, 2011, February 24, 2011 and March 17, 2011 (other than the portions of those documents furnished or not otherwise deemed to be filed).

Documents incorporated by reference are available from United without charge.  You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Lois Rich, Investor Relations, United Community Banks, Inc., at 125 Highway 515 East, Blairsville, Georgia 30512, telephone number (706) 781-2265.

We maintain a website at http://www.ucbi.com where the incorporated documents listed above can be accessed.  Neither our website nor the information on our website is included or incorporated in, or is a part of, this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file reports, proxy statements, and other information, all of which are available to the public on the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov.  You may also read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

PROSPECTUS

65,000 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK

WARRANT TO PURCHASE $65 MILLION
OF COMMON STOCK EQUIVALENT JUNIOR PREFERRED STOCK

__________ __, 2011

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.  All of the amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$-
Legal fees and expenses	10,000
Accounting fees and expenses	5,000
Miscellaneous	2,500
Total	$17,500

Item 14.  Indemnification of Directors and Officers.

Our Restated Articles of Incorporation, as amended, provide that no director shall be personally liable to United or our shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the Georgia Business Corporation Code.

Our Bylaws require us to indemnify our directors, officers, employees, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney’s fees, actually and reasonably incurred in connection with various types of legal actions or proceedings instituted by third parties if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct specified therein.

In addition, our Bylaws require us to indemnify our directors, officers, employees, and agents for expenses actually and reasonably incurred in connection with legal actions or proceedings instituted by or in the right of United to procure a judgment in our favor, if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct set forth therein.  However, we will not indemnify a director, officer, employee, or agent for such expenses if such person is adjudged liable to us, unless so ordered by the court in which the legal action or proceeding is brought.

A determination concerning whether or not the applicable standard of conduct has been met by a director, officer, employee, or agent seeking indemnification must be made by (1) a disinterested majority of the Board of Directors, (2) our legal counsel, if a quorum of disinterested directors is not obtainable or if the disinterested directors so order, or (3) an affirmative vote of a majority of shares held by the shareholders.  No indemnification may be made to or on behalf of a director, officer, employee or agent in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.

As provided under Georgia law, the liability of a director may not be eliminated or limited (1) for any appropriation, in violation of his duties, of any business opportunity of United, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for unlawful corporate distributions or (4) for any transaction from which the director received an improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to limitations.

Item 15.  Recent Sales of Unregistered Securities.

On February 22, 2011, United entered into a share exchange agreement (the “Share Exchange Agreement”) with Elm Ridge Offshore Master Fund, Ltd. (the “Master Fund”) and Elm Ridge Value Partners, L.P. (“Value Partners” and, together with the Master Fund, collectively, the “Elm Ridge Parties”).  Under the Share Exchange Agreement, (a) the Master Fund agreed to transfer to the Company 7,546,900 shares of United’s common stock, in exchange for (i) 16,166.11 shares of the Company’s Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share (the “Series D Preferred Shares”) and (ii) warrants to purchase 7,546,900 shares of common stock and (b) Value Partners agreed to transfer to United 208,731 shares of common stock in exchange for (i) 446.89 Series D Preferred Shares and (ii) warrants to purchase 208,731 shares of common stock.  The closing of the Share Exchange occurred on February 22, 2011.  Prior to entering into the Share Exchange Agreement, collectively, the Elm Ridge Parties were United’s largest shareholder.  By exchanging the Elm Ridge Parties’ common stock for the Series D Preferred Shares and warrants, United eliminated its only “5-percent shareholder” and, as a result, obtained further protection against an ownership change under Section 382. For additional information on the Share Exchange, see United’s Current Reports on Form 8-K, filed on February 24, 2011.

On December 5, 2008, United participated in Treasury’s CPP by issuing 180,000 shares of Series B Preferred Stock and a warrant to purchase 2,132,701 shares (1,099,542 shares, as adjusted for subsequent stock dividends and a 50% reduction following United’s recent stock offering) of United Community Banks, Inc.’s common stock at a price of $12.66 per share ($12.28 per share, as adjusted for subsequent stock dividends) for an aggregate purchase price of $180 million.  The Series B Preferred Stock qualifies as Tier 1 capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter.  The Series B Preferred Stock may be redeemed at the stated amount of $1,000 per share plus any accrued and unpaid dividends without penalty and without the need to raise new capital, subject to Treasury’s consultation with the recipient’s appropriate regulatory agency.  The Series B Preferred Stock is non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Series B Preferred Stock.

On October 31, 2008, United formed United Community Statutory Trust II and United Community Statutory Trust III for the purpose of issuing Trust Preferred Securities in private placement offerings.  United Community Statutory Trust II issued $11,767,000 of 9% fixed rate Trust Preferred Securities and United Community Statutory Trust II issued $1.2 million of variable rate Trust Preferred Securities that pay interest at a rate of prime plus 3%.  The Trust Preferred Securities issued by both trusts mature on October 31, 2038 and are callable at par anytime after October 31, 2013.  The Trust Preferred Securities were issued with warrants that make them convertible into United Community Banks, Inc.’s common stock at the conversion price of $20 per share.  The warrants may be exercised anytime prior to October 31, 2013, on which date the unexercised warrants expire. The Trust Preferred Securities qualify as Tier 1 Capital under applicable Risk-Based Capital guidelines.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  The following exhibits are filed on behalf of the registrant as part of this registration statement:

Exhibit No.	Description

3.1
Restated Articles of Incorporation of United Community Banks, Inc. (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File No. 0-21656, filed with the Commission on August 14, 2001).

3.2
Amendment to the Restated Articles of Incorporation of United Community Banks, Inc., dated April 28, 2004 (incorporated herein by reference to Exhibit 3.3 to United Community Banks, Inc.’s Registration Statement on Form S-4, File No. 333-118893, filed with the Commission on September 9, 2004).

3.3
Amendment to the Restated Articles of Incorporation of United Community Banks, Inc., as amended, dated December 4, 2008 (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on December 5, 2008).

3.4
Certificate of Designation of the Common Stock Equivalent Junior Preferred Stock, dated March 31, 2010 (incorporated herein by reference to Exhibit 4.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on April 1, 2010).

3.5
Certificate of Rights and Preferences of the Series C Convertible Preferred Stock, dated April 1, 2010 (incorporated herein by reference to Exhibit 3.4 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File No. 0-21656, filed with the Commission on August 4, 2010).

3.6
Amendment to the Restated Articles of Incorporation of United Community Banks, Inc., as amended, dated May 27, 2010 (incorporated herein by reference to Exhibit 3.5 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, File No. 0-21656, filed with the Commission on August 4, 2010).

3.7
Designations, powers, preferences, limitations, restrictions and relative rights of Cumulative Perpetual Preferred Stock, Series D, dated February 22, 2011 (incorporated herein by reference to Exhibit 3.1 of United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on February 24, 2011).

3.8
Designations, powers, preferences, limitations, restrictions and relative rights of Junior Participating Preferred Stock, Series E, dated February 22, 2011 (incorporated herein by reference to Exhibit 3.2 of United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on February 24, 2011).

3.9
Articles of Amendment to the Restated Articles of Incorporation of United Community Banks, Inc., as amended, dated February 22, 2011 (incorporated by reference to Exhibit 3.1 and Exhibit 3.2 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on February 24, 2011).

3.10
Amended and Restated Bylaws of United Community Banks, Inc., dated September 12, 1997 (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.’s Annual Report on Form 10-K, for the year ended December 31, 1997, File No. 0-21656, filed with the Commission on March 27, 1998).

3.11	Amendment to Amended and Restated Bylaws of United Community Banks, Inc., dated August 11, 2010 (incorporated by reference to Exhibit 3.2 to United Community Banks, Inc's current report on Form 8-K, filed with the Commission on August 12, 2010).

4.1
See Exhibits 3.1 - 3.11 for provisions of the Restated Articles of Incorporation of United Community Banks, Inc., as amended, and the Amended and Restated Bylaws of United Community Banks, Inc., which define the rights of the Shareholders.

4.2
Letter Agreement, dated December 5, 2008, by and between United Community Banks, Inc. and the United States Department of the Treasury (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on December 5, 2008).

4.3
Securities Purchase Agreement, dated as of April 1, 2010 a copy of which was filed as Exhibit 1.2 to our Form 8-K filed on April 1, 2010, as amended by the Amendment to Securities Purchase Agreement, dated as of June 11, 2010, a copy of which was filed as Exhibit 1.1 to our Form 8-K filed with the Commission on June 14, 2010.

4.4
Warrant, a form of which was filed as Exhibit 1.3 to our Form 8-K filed on April 1, 2010, as amended by Amendment to Warrants to Purchase Shares of Common Stock of United Community Banks, Inc., dated as of June 11, 2010, a copy of which was filed as Exhibit 1.2 to our Form 8-K filed with the Commission on June 14, 2010.

4.5
Tax Benefits Preservation Plan, dated as of February 22, 2011, by and between United Community Banks, Inc. and Illinois Stock Transfer Company (incorporated herein by reference to Exhibit 4.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on February 24, 2011).

4.6	Form of Warrant granted by United Community Banks, Inc. to Elm Ridge Offshore Master Fund, Ltd. and Elm Ridge Value Partners, L.P. (incorporated herein by reference to Exhibit 4.3 to United Community Banks, Inc’s Current Report on Form 8-K, filed with the Commission on February 24, 2011).

5.1	Opinion and Consent of Kilpatrick Townsend & Stockton LLP.*

10.1
United Community Banks, Inc.’s 1995 Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-21656).

10.2
United Community Banks, Inc.’s Profit Sharing Plan, dated as of March 9, 2001 (incorporated herein by reference to Exhibit 4.3 to United Community Banks, Inc.’s Registration Statement on Form S-8, File No. 333-86876, filed with the Commission on April 24, 2002).

10.3
Amendment No. 1 to United Community Banks, Inc.’s Profit Sharing Plan, dated as of March 15, 2002 (incorporated herein by reference to Exhibit 4.4 to United Community Banks, Inc.’s Registration Statement on Form S-8, File No. 333-86876, filed with the Commission on April 24, 2002).

10.4
United Community Banks, Inc.’s 2000 Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.3 to United Community Banks, Inc.’s Registration Statement on Form S-8, File No. 333-99849, filed with the Commission on September 19, 2002).

10.5
Amendment to United Community Banks, Inc.’s 2000 Key Employee Stock Option Plan, dated March 5, 2004 (incorporated herein by reference to United Community Banks, Inc.’s Registration Statement on Form S-4, filed with the Commission on September 9, 2004).

10.6
Split-Dollar Agreement between United and Jimmy C. Tallent dated June 1, 1994 (incorporated herein by reference to Exhibit 10.11 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1994, File No. 0-21656).

10.7
Form of Amended and Restated Change of Control Severance Agreement by and between United Community Banks, Inc. and Jimmy C. Tallent, Guy W. Freeman, Rex S. Schuette and David Shearrow (incorporated herein by reference to Exhibit 10.8 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 0-21656, filed with the Commission on February 27, 2009).

10.8
Employment Agreement by and between United Community Banks, Inc. and Glenn S. White (incorporated herein by reference to Exhibit 10.9 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 0-21656, filed with the Commission on February 27, 2009).

10.9
United Community Banks, Inc.’s Amended and Restated Modified Retirement Plan, effective as of January 1, 2005 (incorporated herein by reference to Exhibit 10.10 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 0-21656, filed with the Commission on February 27, 2009).

10.10
United Community Banks, Inc.’s Amended and Restated Deferred Compensation Plan, effective as of January 1, 2005 (incorporated herein by reference to Exhibit 10.11 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 0-21656, filed with the Commission on February 27, 2009).

10.11
United Community Banks, Inc. Dividend Reinvestment and Share Purchase Plan (incorporated) herein by reference to Exhibit 4 to United Community Banks, Inc.’s Registration Statement on Form S-3D, File No. 333-127477, filed with the Commission on August 12, 2005).

10.12
United Community Banks, Inc. Employee Stock Purchase Plan, effective as of December 20, 2005 (incorporated herein by reference to Exhibit 4 to United Community Banks, Inc.’s Registration Statement on Form S-8, File No. 333-130489, filed with the Commission on December 20, 2005).

10.13
Amendment Number 2 to United Community Banks, Inc. 2000 Key Employee Stock Option Plan, dated April 26, 2006 (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 0-21656, filed with the Commission on August 8, 2006).

10.14
United Community Banks, Inc.’s Amended and Restated 2000 Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on May 1, 2007).

10.15
Form of Senior Executive Officer Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, File No. 0-21656, filed with the Commission on August 7, 2009).

10.16
Form of Senior Executive Officer Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, File No. 0-21656, filed with the Commission on August 7, 2009).

10.17
Form of Senior Executive Officer Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, File No. 0-21656, filed with the Commission on August 7, 2009).

10.18
United Community Banks, Inc.’s Management Incentive Plan (incorporated herein by reference to Exhibit 10.5 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on May 1, 2007).

10.19
Amendment No. 1 to United Community Banks, Inc.’s Amended and Restated 2000 Key Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on April 13, 2007).

10.20
Subordinated Term Loan Agreement, dated as of August 29, 2008, among United Community Bank, as borrower, the lenders from time to time party thereto, and SunTrust Bank as administrative agent (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s current report on Form 8-K,  filed with the Commission on August 28, 2008).

10.21
Letter Agreement, dated December 5, 2008, between United Community Banks, Inc. and the United States Treasury, with respect to the issuance and sale of Series B Preferred Stock and the Warrant (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.’s current Report on Form 8-K, filed with the Commission on December 5, 2008).

10.22
Form of Senior Executive Officer Waiver, dated December 5, 2008, by Jimmy C. Tallent, Guy W. Freeman, Rex S. Schuette, David Shearrow and Glenn S. White (incorporated herein by reference to Exhibit 10.23 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, File No. 0-21656, filed with the Commission on February 27, 2009).

10.23	Asset Purchase Agreement, dated April 1, 2010 by and among United Community Bank and Fletcher International, Inc. and certain affiliates thereof who may become parties thereto as purchasers (incorporated by reference to Exhibit 1.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on April 1, 2010).

10.24	Securities Purchase Agreement, dated April 1, 2010 between United Community Banks, Inc. and Fletcher International, Ltd. (incorporated by reference to Exhibit 1.2 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on April 1, 2010).

10.25	Amendment to Securities Purchase Agreement, dated June 11, 2010 between United Community Banks, Inc. and Fletcher International, Ltd. (incorporated by reference to Exhibit 1.1 to United Community Banks, Inc.’s Current Report on Form 8-K, filed with the Commission on June 14, 2010).

10.26	Share Exchange Agreement dated as of February 22, 2011, by and among United Community Banks, Inc. and Elm Ridge Offshore Master Fund, Ltd and Elm Ridge Value Partners L.P. (incorporated herein by reference to Exhibit 10.25 to United Community Banks, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 0001-35095, filed with the Commission on March 16, 2011).

10.27	Investment Agreement, dated as of March 16, 2011, between United Community Banks, Inc. and Corsair Georgia, L.P. (incorporated herein by reference to Exhibit 10.1 to United Community Banks, Inc.'s Current Report on Form 8-K, filed with the Commission on March 17, 2011).

10.28	Form of Subscription Agreement, dated as of March 16, 2011, between United Community Banks, Inc. and each Additional Investor (incorporated herein by reference to Exhibit 10.2 to United Community Banks, Inc.'s Current Report on Form 8-K, filed with the Commission on March 17, 2011).

12.1	Computation of Ratio of Earnings to Fixed Charges.

21.1
Subsidiaries of United (incorporated herein by reference to Exhibit 21 to United Community Banks, Inc.’s Annual Report on Form 10-k for the year ended December 31, 2010, File No. 001-35095, filed with the Commission on March 16, 2011).

23.1	Consent of Porter Keadle Moore, LLP.

23.2	Consent of Kilpatrick Townsend & Stockton LLP (included as part of Exhibits 5.1 and 8.1).

* Previously filed with the Commission on March 31, 2010 as Exhibit 5 to United Community Bank's registration statement on Form S-3, File No. 333-165831.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

 (i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

 (iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial  bona fide  offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser.

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Blairsville, state of Georgia, on March 16, 2011.

UNITED COMMUNITY BANKS, INC.

By:	/s/ Jimmy C. Tallent
Jimmy C. Tallent
President and Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on March 16, 2011.

Signature	Title

/s/ Jimmy C. Tallent	President, Chief Executive Officer and Director
Jimmy C. Tallent	(Principal Executive Officer)

*	Executive Vice President and Chief Financial Officer
Rex S. Schuette	(Principal Financial Officer)

*	Senior Vice President, Controller and Chief Accounting Officer
Alan H. Kumler	(Principal Accounting Officer)

*	Chairman of the Board
Robert L. Head, Jr.

*	Vice Chairman of the Board
W.C. Nelson, Jr.

*	Director
Robert Blalock

*	Director
Cathy Cox

*	Director
Hoyt O. Holloway

*	Director
John D. Stephens

*	Director
Tim Wallis

*By:	/s/ Jimmy C. Tallent
Jimmy C. Tallent Attorney-in-Fact (Pursuant to a Power of Attorney)

EXHIBIT INDEX

Exhibit	Description of Exhibit

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Porter Keadle Moore, LLP